Exhibit 99.1

Execution Version

ASSET PURCHASE AGREEMENT

MASON RESOURCES INC.

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NOUVEAU MONDE GRAPHITE INC.

January 21, 2024

Lac Guéret Property

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Certain Rules of Interpretation	12
1.3	Governing Law	13
1.4	Entire Agreement	14
1.5	Schedules and Exhibits	14
ARTICLE 2 PURCHASE AND SALE OF THE PURCHASED ASSETS		14
2.1	Purchase and Sale at Closing Time	14
2.2	Assumption of Liabilities at Closing Time	15
2.3	Purchase Price	15
2.4	Allocation of Purchase Price	15
2.5	Contingent Amount	16
2.6	Tax Matter	16
2.7	Right of Recovery	17
2.8	Second Transformation Business	17
ARTICLE 3 CLOSING		17
3.1	Place of Closing	17
3.2	Concurrent Delivery	17
3.3	Closing Deliveries by the Seller	17
3.4	Closing Deliveries by the Buyer	18
3.5	Conditions to Closing in Favour of the Buyer	18
3.6	Conditions to Closing in Favour of the Seller	19
3.7	Transfer of the Lac Guéret Property	20

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE SELLER		20
4.1	Seller Corporate Matters	20
4.2	Purchased Assets	21
4.3	No Violation	22
4.4	No Default	23
4.5	Seller Consents and Approvals	23
4.6	Seller Tax Matters	23
4.7	Compliance with Applicable Laws	23
4.8	Legal Proceedings	24
4.9	Environmental Matters	24
4.10	Accredited Investor	25
4.11	Insolvency	25
4.12	Intellectual Property	25
4.13	First Nations Considerations	26
4.14	Employee Matters	26
4.15	Commission	26
4.16	U.S. Securities Laws	26
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE BUYER		27
5.1	Buyer Corporate Matters	27
5.2	No Violation	27
5.3	Buyer Consents and Approvals	28
5.4	Buyer Shares	28
5.5	Public Disclosure	28
5.6	NMG Property	29
5.7	No Defaults	30
5.8	Compliance with Applicable Laws	30
5.9	No Litigation	30
5.10	Taxes	31
5.11	Insolvency	31
5.12	Intellectual Property	31
5.13	Environmental Matters	31
5.14	Foreign Corrupt Practices Act and Money Laundering Laws	32
5.15	Commission	33

ARTICLE 6 SURVIVAL AND LIMITATIONS OF REPRESENTATIONS, WARRANTIES AND COVENANTS		33
6.1	Survival of Representations and Warranties	33
6.2	Survival of Covenants	33
6.3	Disclosures	34
6.4	Limitations on Liability of the Seller	34
6.5	Limitations on Liability of the Buyer	34
ARTICLE 7 COVENANTS		35
7.1	Actions to Satisfy Conditions and Covenants	35
7.2	Injunctions	35
7.3	Filings with Governmental Authorities	35
7.4	Maintenance of Properties	36
7.5	Exchange Buyer Approvals	36
7.6	Cooperation	36
7.7	Payment of Taxes on Sale and Transfer	36
ARTICLE 8 TERMINATION		37
8.1	Termination	37
8.2	Effect of Termination	37
ARTICLE 9 INDEMNIFICATION		38
9.1	Indemnification of the Buyer by the Seller	38
9.2	Indemnification of the Seller by the Buyer	38
9.3	Agency for Representatives	39
9.4	Indemnification Procedure	39
9.5	Failure to Give Timely Notice of Third Party Claim	41
9.6	Procedures for Direct Claims	41
9.7	Liability Limits	41

ARTICLE 10 GENERAL		42
10.1	Expenses	42
10.2	Notices	43
10.3	Public Statements	44
10.4	Severability	44
10.5	Amendments	44
10.6	Waivers	44
10.7	Assignment	45
10.8	Successors and Assigns	45
10.9	No Third Party Beneficiaries	45
10.10	Further Assurances	45
10.11	Contra Proferentum	45
10.12	Counterparts	46
10.13	Language	46

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ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made this 21st day of January, 2024.

BETWEEN:

MASON RESOURCES INC.,

a corporation existing under the federal laws of Canada

(hereinafter referred to as the “Seller”)

- and -

NOUVEAU MONDE GRAPHITE INC.,

a corporation existing under the federal laws of Canada

(hereinafter referred to as the “Buyer”)

RECITALS:

A.	The Seller owns, among other things, a 100% interest in the Lac Guéret Property (as defined below);

B.	The Buyer is a reporting issuer in certain jurisdictions of Canada and the NMG Shares (as defined below) are listed for trading on the TSX-V (as defined below) and the NYSE (as defined below); and

C.	The Buyer wishes to purchase from the Seller, and the Seller wishes to sell to the Buyer, among other things, the Lac Guéret Property, on the terms and conditions set out in this Agreement, and as consideration therefor, among other things, the Buyer has agreed to issue to the Seller, such number of Buyer Shares (as defined below), as further described herein.

IN CONSIDERATION of the premises and the mutual agreements in this Agreement, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party (as defined below)), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Affiliate”, “body corporate” and “subsidiary” have the respective meanings ascribed to those terms under the CBCA;

(b)	“Agreement” means this asset purchase agreement and all attached schedules and exhibits, in each case, as the same may be supplemented, amended, restated or replaced from time to time in accordance with its terms;

(c)	“Ancillary Agreements” means, collectively, the Registration Rights Agreement, the Termination Agreement, the Lock-Up Agreement, the Deed of Transfer and the Support Letter;

(d)	“Anti-Corruption Laws” has the meaning given to such term in Section 5.14(a)(a);

(e)	“Applicable Laws” means any and all applicable federal, provincial, state, local or municipal statute, law (including the common law and civil law), ordinance, code, rule, regulation, by-law (zoning or otherwise), Order or rule of any stock exchange or securities commission, in each case having a force of law, and for greater certainty, includes, without limitation, Anti-Corruption Laws, Money Laundering Laws, Environmental Laws and Securities Laws;

(f)	“Assumed Contracts” means the Contracts set out in Schedule 1.1(f);

(g)	“Assumed Environmental Authorizations” means the Environmental Authorizations set out in Schedule 1.1(g);

(h)	“Assumed Obligations” has the meaning given to such term in Section 2.2;

(i)	“Authorization” means any authorization, certificate of authorization, approval, certificate, attestation, decree, accreditation, certification, declaration, exemption or any other similar authorization issued, granted, given or otherwise made available by any Governmental Authority under Applicable Laws;

(j)	“Books and Records” means all books, records, documents, data, logs, maps, maintenance files, mining, mineral resource and mineral reserve data, quality control records, drilling and assay reports or data, environmental studies and reports, plans, technical, geological and scientific information or records, files, papers, surveys and plans or specifications and any other recorded information owned by, or in the possession or control of, the Seller pertaining to the Operations and the Purchased Assets;

(k)	“Business Day” means a day, other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of business in Montréal, Québec;

(l)	“Buyer” has the meaning given to such term in the recitals;

(m)	“Buyer Indemnified Parties” has the meaning given to such term in Section 9.7(a)(b);

(n)	“Buyer Public Disclosure Record” means, collectively, all of the documents that have been filed on SEDAR+ (or its predecessor the System for Electronic Document Analysis and Retrieval) on or after January 1, 2022 by or on behalf of the Buyer pursuant to the requirements of Securities Laws;

(o)	“Buyer Share Consideration” has the meaning given to such term in Section 2.3(a)(a);

(p)	“Buyer Shares” has the meaning given to such term in Section 2.3(a)(b);

(q)	“Buyer Transfer Agent” means TSX Trust Company, in its capacity as transfer agent and registrar for the NMG Shares;

(r)	“CBCA” means the Canada Business Corporations Act;

(s)	“Claim” means any act, demand, Legal Proceeding, Order, assessment or judgment, or settlement or compromise relating thereto, or any other state of facts which may give rise to a right to indemnification under Sections 9.1 or 9.2;

(t)	“Claim Notice” means a written notice of a Claim specifying in reasonable detail the specific basis of the Claim, the specific nature of the Losses and the estimated amount of such Losses;

(u)	“Closing” means the completion of the purchase and sale of the Purchased Assets in accordance with Section 2.1;

(v)	“Closing Date” means the first date on which all of the conditions to closing set out in Sections 3.5 and 3.6 have been satisfied, or such other date as the Buyer and the Seller agree in writing as the date that the Closing shall take place;

(w)	“Closing Document” means any document required to be delivered at or prior to the Closing Time by the Buyer or the Seller, as provided for in or pursuant to this Agreement;

(x)	“Closing Time” means 10:00 a.m. (Montréal time) on the Closing Date or such other time on the Closing Date as the Buyer and the Seller agree in writing that the Closing shall take place;

(y)	“Commercial Production” means the operation of the Lac Guéret Property or any portion thereof as a producing mine, but does not include bulk sampling or milling for the purpose of testing or milling by a pilot plant, and will be deemed to have commenced on the 1st day of the month following the first 30 consecutive days during which Minerals have been produced from a mine at an average rate of not less than 80% of the initial noted capacity if a plant is located on the Lac Guéret Property or if no plant is located on the Lac Guéret Property, the 1st day of the month following the first 30 consecutive days during which Minerals have been shipped from the Lac Guéret Property on a reasonably regular basis for the purpose of servicing the Buyer’s business or selling to third parties, whether to a plant or facility constructed for such purpose, to a plant or facility already in existence or to any other plant or facility constructed by the Buyer, either alone or in concert with any third party, including the Seller;

(z)	“Contingent Amount” has the meaning given to such term in Section 2.5(a)(a);

(aa)	“Contract” means any agreement, indenture, contract, lease, royalty or similar entitlement, deed of trust, option, instrument, obligation, undertaking, agreement, engagement or other commitment to which a Party is a party, or is otherwise bound, whether written or oral;

(bb)	“Declaration of Commercial Production” has the meaning given to such term in Section 2.5(a)(b);

(cc)	“Deed of Transfer” means the deed of transfer with respect to the Lac Guéret Property to be entered into between the Buyer and the Seller on the Closing Date, the form of which is attached hereto as Exhibit C, and to be registered at the Land Register and GESTIM in accordance with Section 3.7;

(dd)	“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from or involve a Third Party Claim;

(ee)	“Disclosure Documents” means any press releases, material change reports, information circulars, annual information forms, financial statements, management’s discussions and analysis, business acquisition reports, prospectuses, technical reports and other documents that have been filed by the Buyer with applicable securities regulatory authorities pursuant to Securities Laws and which are available to the public under the Buyer’s profile on SEDAR+;

(ff)	“Drill Cores” means any drill cores and samples extracted from the Lac Guéret Property prior to the Closing stored or located at the St-Michel-des-Saints camp situated at [REDACTED – CONFIDENTIAL INFORMATION] or at the Lac Galette camp situated at Bassin Rivière-aux-Outardes, Québec [REDACTED – CONFIDENTIAL INFORMATION];

(gg)	“Encumbrance” means any encumbrance of any kind whatsoever (registered or unregistered) and whether contingent or otherwise and includes a security interest, lien, hypothec, pledge, hypothecation, mortgage, assignment, charge, security, security interest, deed of trust, easement, restriction on use, right of occupation, adverse claim, encroachment, option or any matter capable of registration against title, or any Contract to create the foregoing;

(hh)	“Environment” means all components of the Earth, including: (i) water (whether surface water or groundwater, and including any drinking water supply and system, and sewer system); (ii) air (whether ambient air or the Earth’s atmosphere, including the air within any structure or underground space); (iii) soil, land surface and subsurface strata (whether submerged or covered by a structure); (iv) natural resources; (v) organic and inorganic matter; (vi) living species and organisms; or (vii) a combination of any of the foregoing; and, generally, the ambient milieu in which living species and organisms have dynamic relations, and “Environmental” shall have a similar extended meaning;

(ii)	“Environmental Authorizations” means any Authorization under Environmental Laws;

(jj)	“Environmental Laws” means all provisions of Applicable Laws that relate to the protection of human health, to the protection of the Environment or to Regulated Substances, including the Release or threatened Release of Regulated Substances or exposure to Regulated Substances; provided, that the Guide d’intervention – Protection des sols et réhabilitation des terrains contaminés published by the Québec Ministry of the Environment, Fight against Climate Change, Fauna and Parks (as amended, modified, replaced or supplemented from time to time) shall be deemed, with respect to the limit values for concentrations of Regulated Substances in soil and groundwater, to be an “Environmental Law” for purposes of this Agreement even if such guideline does not have the force of Law;

(kk)	“Exchange Buyer Approvals” means, collectively, the TSX-V Buyer Approvals and the NYSE Approval;

(ll)	“Excluded Liabilities” means any liabilities related directly or indirectly to the Second Transformation Business;

(mm)	“Excluded Obligations” means all obligations and liabilities of the Seller arising in respect of a non-compliance, violation or breach by the Seller of any laws, Authorizations or Contracts for the period prior to the Closing Date or relating to any default existing prior to or as a consequence of Closing;

(nn)	“First Nation” means any Indian, Inuit, or Métis collective that is a section 35, Constitution Act, 1982 aboriginal people, or any group asserting or otherwise claiming an aboriginal or treaty right, including aboriginal title, or any other aboriginal interest, and any Person or group representing, or purporting to represent, any of the foregoing;

(oo)	“First Transformation Products” means Minerals produced using primary transformation processes, including through mining extraction, crushing, grinding, flotation, dewatering and drying, and sorting and bagging, without any smelting, refining or processing, or such other process released to incremental purification, micronization, spheronization, coating, thinning and exfoliation;

(pp)	“Fundamental Representations” has the meaning ascribed thereto in Section 6.1(a);

(qq)	“GESTIM” means the Public Register of Real and Immovable Mining Rights maintained by the MNRF pursuant to the Mining Act;

(rr)	“Governmental Authority” means any government, whether federal, provincial, state, regional, local or municipal and any governmental agency, governmental authority, governmental tribunal, court, governmental commission (including a securities commission) of any kind whatsoever, any subdivision, agency, commission, board or authority of any of the foregoing or any quasi-governmental or private body exercising any administrative, executive, judicial, legislative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing or any stock exchange, having jurisdiction;

(ss)	“Indemnified Party” means any Person entitled to indemnification under this Agreement;

(tt)	“Indemnifier” means any Party obligated to provide indemnification under this Agreement;

(uu)	“Indemnity Payment” means any amount of Losses required to be paid pursuant to Section 9.1 or 9.2;

(vv)	“Information” means all information (whether oral or in writing, or stored in computerized, electronic, disk, tape, microfilm or other form) furnished by a Party, its Affiliates, and their respective Representatives, and all analyses, compilations, data, studies or other documents or records prepared by a Party or its Representatives containing or based, in whole or in part, upon any such furnished information or derived from access provided by a Party, its Affiliates, and their respective Representatives, and each item thereof, whether obtained before or after the date of this Agreement;

(ww)	“Intellectual Property” means all trade or brand names, business names, trade-marks (including logos), trade-mark registrations and applications, service marks, service mark registrations and applications, copyrights, copyright registrations and applications, issued patents and pending applications and other patent rights, industrial design registrations, pending applications and other industrial design rights, trade secrets, proprietary information and know-how, equipment and parts lists and descriptions, instruction manuals, inventions, inventors’ notes, research data, blue prints, drawings and designs, formulae, processes, technology and other intellectual property in whatever form or format;

(xx)	“Lac Guéret Property” means (i) the Mining Rights described and depicted in Schedule 1.1(xx), and all amendments and relocations of such Mining Rights and all other mineral property interests derived from such Mining Rights, and any reference herein to any Mining Rights or other mineral property interests comprised in the Lac Guéret Property shall also include any other interests into which such Mining Rights or other mineral property interests may have been converted, and (ii) as the context otherwise requires, the immoveable property (within the meaning of the Civil Code of Québec), including the underground and surface land, which is the subject of any Mining Rights or any approval, Order, authorization, registration or declaration of any Governmental Authority related to mining activities;

(yy)	“Land Register” means, (i) with respect to the Purchased Assets, the Land Registry Office (register of real rights of State resource development) for the registration division of Saguenay, or (ii) with respect to the NMG Property, the Land Registry Office (register of real rights of State resource development) for any applicable registration division;

(zz)	“Legal Proceeding” means any judicial, regulatory, administrative or arbitral action, suit, demand, lawsuit or assessment, Order, injunction, investigation and prosecution, proceeding (public or private), claim or other similar proceeding or process;

(aaa)	“Lock-Up Agreement” means the lock-up agreement to be entered into between the Buyer and the Seller, the form of which is attached hereto as Exhibit A;

(bbb)	“Losses” means, in respect of any matter, any and all actual loss, liability, damage, cost, expense, charge, fine, penalty or assessment, resulting from or arising, directly or indirectly, out of any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto and all interest, fines and penalties and legal and expert fees and expenses incurred in connection therewith;

(ccc)	“Material Adverse Effect” means, in respect of a Party, any event, change, circumstance, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the assets, liabilities (absolute, accrued, contingent or otherwise), affairs, business, capital, condition (financial or otherwise), contractual arrangements, operations, permits, properties or prospects of such Party, including a material change and a material fact; provided, that it shall not include any such event, change or effect resulting from:

(i)	the announcement of the execution of this Agreement or the transactions contemplated herein or the performance of the covenants and obligations herein;

(ii)	in respect of the Buyer, any action taken by the Buyer at the request of the Seller, in respect of the Seller, any action taken by the Seller at the request of the Buyer, or in respect of any Party, any action required under this Agreement or the failure to take any action expressly prohibited by this Agreement;

(iii)	fluctuations in currency or exchange rates or the price of graphite; or

(iv)	the political, business, regulatory, economic or market environment in Canada,

provided, further, however, that the event, change or effect referred to in clauses (iii) or (iv) above does not primarily relate only to (or have the effect of primarily relating only to) such Party, or disproportionately adversely affect such Party;

(ddd)	“Material Mining Rights” means the Mining Rights held by the Buyer and described and depicted in Schedule 1.1(ddd), and all amendments and relocations of such Mining Rights and all other mineral property interests derived from such Mining Rights, and any reference herein to any Mining Rights or other mineral property interests comprised in the NMG Property shall also include any other interests into which such Mining Rights or other mineral property interests may have been converted, but shall exclude those Mining Rights or interests which, if not kept in good standing or revoked, would not, individually or in the aggregate, have a Material Adverse Effect on the Buyer;

(eee)	“Minerals” means, (i) from the Closing Date to the Commercial Production, any and all metals and minerals, of whatever kind and nature (including ores, metals, precious metals, base metals, graphite, industrial minerals, concentrates, gems, diamonds, commercially valuable rock, aggregate, clays and other minerals) and concentrates or metals derived therefrom, containing precious, base, rare and other locatable minerals and which are found in, on or under, mined or otherwise produced and removed from the Lac Guéret Property and may lawfully be explored for, mined and sold pursuant to the Mining Rights or such other rights granted with respect to the Lac Guéret Property and by other instruments of title under which the Lac Guéret Property is held; and (ii) on or after the Commercial Production, collectively, Minerals and First Transformation Products;

(fff)	“Mining Act” means the Mining Act (Québec) and the regulations adopted thereunder;

(ggg)	“Mining Rights” means the mining claims, mining concessions, mining leases, leases to mine surface mineral substances, and other mining titles granted or delivered at any time and from time to time pursuant to the provisions of the Mining Act, all applications related thereto, and any renewals, replacements, substitutions or modifications of the foregoing, and the rights each such title confers to its holder(s) with respect to and in connection with minerals on, in or under the lands subject to any such title pursuant to the Mining Act and to all products extracted, mined, produced, resulting or derived therefrom;

(hhh)	“MNRF” means the Québec’s Ministry of Natural Resources and Forests;

(iii)	“Money Laundering Laws” has the meaning given to such term in Section 5.14(a)(c);

(jjj)	“NMG Notes” means the unsecured convertible notes of the Buyer issued to Investissement Québec, Pallinghurst Bond Limited and Mitsui & Co., Ltd. on November 8, 2022, as amended and restated from time to time;

(kkk)	“NMG Property” means (i) Material Mining Rights and (ii) as the context otherwise requires, the immoveable property (within the meaning of the Civil Code of Québec), including the underground and surface land, which is the subject of any Material Mining Rights or any approval, Order, authorization, registration or declaration of any Governmental Authority related to mining activities;

(lll)	“NMG Shares” means the common shares in the capital of the Buyer;

(mmm)	“NYSE” means the New York Stock Exchange;

(nnn)	“NYSE Approval” means receipt of the approval by the NYSE of the listing thereon of the Buyer Shares issuable under this Agreement at the price determined herein;

(ooo)	“Operations” means activities of exploration, drilling, research, development, construction, mining, milling, processing, treatment operations and related operations conducted by or on behalf of the Seller in respect of the Lac Guéret Property, and includes, for greater certainty, the operations and activities related to the first transformation of the Minerals contained in the underground and surface land of the Lac Guéret Property as well as the Second Transformation Business;

(ppp)	“Option and Joint Venture Agreement” means the option and joint venture agreement dated July 20, 2022 entered into between the Parties;

(qqq)	“Order” means any order (including any judicial or administrative order and the terms of any administrative consent), judgment, decision, writ, injunction, decree, ruling or award of any court, tribunal, arbitrator or other Governmental Authority;

(rrr)	“ordinary course” means any transaction that constitutes an ordinary day-to- day business activity of a Person in accordance and consistent with its past business practices;

(sss)	“Parties” means, collectively, the Seller and the Buyer, and “Party” means any one of them;

(ttt)	“Permitted Encumbrances” means:

(i)	any subsisting reservations in respect of real property or interest therein vested in favour of a Governmental Authority which do not materially affect the use or value of the real property subject thereto;

(ii)	the conditions and covenants imposed by the Mining Act as may be applicable to the Purchased Assets or the NMG Property, as the case may be, provided such conditions and covenants are complied with in all material respects;

(iii)	inchoate or statutory liens for Taxes not at the time overdue and inchoate or statutory liens for overdue Taxes, the validity of which is being contested in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or Taxes;

(iv)	statutory liens incurred or deposits made in the ordinary course in connection with workers’ compensation, unemployment insurance and similar or equivalent legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(v)	security given to a public utility or any Governmental Authority when required in the ordinary course, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(vi)	undetermined or inchoate liens, charges and privileges incidental to current construction or current operations, repair or storage liens arising in the ordinary course, and statutory liens, charges, adverse claims, security interests or encumbrances of any nature whatsoever claimed or held by any Governmental Authority, but only to the extent same has not at the time been filed or registered against title or served upon a Party pursuant to law or which relate to obligations not due or delinquent;

(vii)	in respect of real property, servitudes, easements, restrictions, rights-of-way and any registered restrictions or covenants that run with the land, provided they have been complied with in all material respects and are not of such nature as to materially adversely affect the use or value of the property subject thereto;

(viii)	rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telephone and cable lines and other similar products or services;

(ix)	zoning by-laws, ordinances or restrictions as to the use of real property and agreements with other Persons registered against title to the properties of a Person;

(x)	any statutory rights of the land owner or owner of the surface rights to the land; and

(xi)	the Encumbrances described in Section A of Schedule 1.1(ttt) with respect to the Purchased Assets and in Section B of Schedule 1.1(ttt) with respect to the NMG Property;

(uuu)	“Person” includes any individual, firm, body corporate, limited liability company, executor, administrator, legal personal representative, estate, group, partnership, joint venture, trust, trustee, association, syndicate, unincorporated association or organization, any Governmental Authority or any other form of entity or organization, as the case may be;

(vvv)	“Policy 5.3” means Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets of the TSX-V;

(www)	“Price Allocation” has the meaning given to such term in Section 2.4(a)(a);

(xxx)	“Purchase Price” means the aggregate purchase price to be paid by the Buyer for the Purchased Assets, as defined in Section 2.3(a)(a);

(yyy)	“Purchased Assets” means the Lac Guéret Property, the Assumed Contracts, the Assumed Obligations, the Assumed Environmental Authorizations, the Seller Intellectual Property, the Drill Cores and the Books and Records (for greater certainty, the portion of the Purchased Assets relating to the Second Transformation Business shall be exclusively composed of the Seller Intellectual Property and the Books and Records, if any, and shall not include any fixtures or moveable property);

(zzz)	“Registration Rights Agreement” means the registration rights agreement to be entered into between the Buyer and the Seller, the form of which is attached hereto as Exhibit B;

(aaaa)	“Regulated Substance” means any chemical, mineral, material or substance that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste, residual material or contaminant or is otherwise listed or regulated under any Environmental Laws including radioactive solids or dust particles, tailings, radon gas, petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(bbbb)	“Regulation S” means Regulation S under the U.S. Securities Act;

(cccc)	“Release”, when used as a verb, includes release, spill, leak, emit, deposit, discharge, migrate, pump, pour, leach, seep, inject, escape, disperse, dispose or abandon of Regulated Substances into or through the Environment or any other similar act, however defined in applicable Environmental Laws, and the term “Release” when used as a noun has a correlative meaning;

(dddd)	“Representative” means each director, officer, employee, agent, solicitor, accountant, consultant, or financial advisor of a Party and its Affiliates and all other Persons acting for or in conjunction with such Party;

(eeee)	“Second Transformation Business” means the downstream processing, including incremental purification, micronization, spheronization, coating, graphite thinning and graphite or graphene exfoliation, as more fully described in the management’s discussion and analysis of the Seller for the fiscal year ended June 30, 2021;

(ffff)	“Securities Laws” means all applicable securities laws, regulations and rules, and all policy statements, blanket orders and notices of the applicable securities regulatory authorities in effect from time to time;

(gggg)	“Seller” has the meaning given to such term in the recitals;

(hhhh)	“Seller Indemnified Parties” has the meaning given to such term in Section 9.7(a)(c);

(iiii)	“Seller Intellectual Property” means the Seller’s Intellectual Property related to the Operations or the Lac Guéret Property;

(jjjj)	“Support Letter” means the letter to be entered into on the Closing Date between the Seller and the Buyer, the form of which is attached hereto as Exhibit D;

(kkkk)	“Tax Returns” means any and all returns, reports, declarations and elections, filed or required to be filed in respect of Taxes;

(llll)	“Taxes” means all federal, provincial, territorial, state or local taxes, assessments and similar charges of a Governmental Authority, including:

(i)	all income, franchise, capital, real property, land transfer, withholding, payroll, employer health, transfer, sales, use, excise, consumption, anti- dumping, countervailing, goods and securities, harmonized sales and value added taxes and all other taxes of any kind whatsoever for which a Person may have any liability, whether disputed or not, including any in trust or penalty or other addition to or on any of the foregoing; and

(ii)	assessments, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith;

(mmmm)	“Termination Agreement” means the termination agreement to be entered into on the Closing Date between the Buyer and the Seller with respect to the Option and Joint Venture Agreement, the form of which is attached hereto as Exhibit E;

(nnnn)	“Third Party Claim” means any Claim asserted against an Indemnified Party that is paid or payable to, or claimed by, any Person who is not a Party or an Affiliate of a Party;

(oooo)	“Threshold Amount” has the meaning given to such term in Section 9.7(a)(b);

(pppp)	“TSX-V” means the TSX Venture Exchange;

(qqqq)	“TSX-V Buyer Approvals” means receipt of the conditional approvals by the TSX-V of (i) the transactions contemplated by this Agreement by the Buyer pursuant to Policy 5.3, and (ii) the listing thereon of the Buyer Shares issuable under this Agreement at the price determined herein, subject in both cases only to the filing by the Buyer of customary documents with the TSX-V after the Closing Date;

(rrrr)	“TSX-V Seller Approval” means the conditional approval by the TSX-V of the transactions contemplated by this Agreement received by the Seller on January 18, 2024 pursuant to Policy 5.3, subject only to the filing by the Seller of customary documents with the TSX-V after the Closing Date;

(ssss)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

(tttt)	“U.S. Securities Act” means United States Securities Act of 1933, as amended.

1.2	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	Consent. Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Headings. Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c)	Section References. References to an “Article”, “Section, “Schedule” or “Exhibit” followed by a number or letter refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement.

(d)	Including. Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	Number and Gender. Unless the context otherwise requires, words importing the singular include the plural, and vice versa, and words importing gender include all genders.

(f)	Statutory References. A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(g)	Time. Time is of the essence of this Agreement.

(h)	Time Periods. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Montréal time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Montréal time) on the next Business Day.

(i)	Currency. Unless specified otherwise, all statements or references to dollar amounts in this Agreement are to Canadian dollars.

(j)	Knowledge. References in this Agreement to the “knowledge of the Seller” or “the Seller’s knowledge” means the actual knowledge of Peter Damouni, President and Chief Executive Officer of the Seller, after reasonable enquiry. References in this Agreement to the “knowledge of the Buyer” or “the Buyer’s knowledge” means the actual knowledge of Eric Desaulniers, President and Chief Executive Officer of the Buyer, after reasonable enquiry.

1.3	Governing Law

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Québec and the federal laws of Canada applicable therein. Each of the Parties irrevocably and unconditionally: (i) submits to the non-exclusive jurisdiction of the courts of the Province of Québec, District of Montréal, over any action or proceeding arising out of or relating to this Agreement; (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts; and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.4	Entire Agreement

This Agreement and the Ancillary Agreements, together with any deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents contemplated by Sections 3.3 and 3.4, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. The Parties do not intend there to be any terms, conditions, rights, duties, obligations, representations, collateral agreements, waivers, arrangements or understandings between them, whether before or after the date hereof and whether oral, by conduct or otherwise, relating to the transactions provided for in this Agreement except as expressly provided herein or as may be expressly provided in further agreements in writing signed by the Parties.

1.5	Schedules and Exhibits

The following Schedules and Exhibits are attached to and form part of this Agreement:

Schedule 1.1(f)	-	Assumed Contracts
Schedule 1.1(g)	-	Assumed Environmental Authorizations
Schedule 1.1(xx)	-	Lac Guéret Property
Schedule 1.1(ddd)	-	Material Mining Rights
Schedule 1.1(ttt)	-	Permitted Encumbrances
Schedule 2.3(a)(b)	-	Share Registration Details
Schedule 2.4	-	Purchase Price Allocation
Schedule 4.5	-	Consents and Approvals
Schedule 4.13	-	First Nations Considerations
Schedule 5.6	-	NMG Property
Exhibit A	-	Form of Lock-Up Agreement
Exhibit B	-	Form of Registration Rights Agreement
Exhibit C	-	Form of Deed of Transfer
Exhibit D	-	Form of Support Letter
Exhibit E	-	Form of Termination Agreement

ARTICLE 2

PURCHASE AND SALE OF THE PURCHASED ASSETS

2.1	Purchase and Sale at Closing Time

Subject to the terms and conditions set forth in this Agreement, the Seller hereby agrees to sell, transfer, assign and convey to the Buyer, and the Buyer hereby agrees to purchase and acquire from the Seller, effective as of and from the Closing Time, all of the Seller’s rights, title and interests in the Purchased Assets, free and clear of all Encumbrances, other than Permitted Encumbrances.

2.2	Assumption of Liabilities at Closing Time

Subject to the provisions of this Agreement, the Buyer agrees to assume, pay, satisfy, discharge, perform and fulfil, from and after the Closing Time, all obligations and liabilities of the Seller relating to the Purchased Assets, and excluding the Excluded Obligations (the “Assumed Obligations”).

2.3	Purchase Price

(a)            The aggregate purchase price for the Purchased Assets payable to the Seller in accordance with Section 2.3(a)(b) shall be of $18,624,630, based on the closing price of the Buyer Shares on the TSX-V at the end of the Business Day prior to the date of this Agreement, being January 19, 2024 (the “Buyer Share Consideration”), plus, if applicable, the Contingent Amount (together with the Buyer Share Consideration, the “Purchase Price”).

(b)            The payment of the Buyer Share Consideration by the Buyer shall be satisfied by issuance to the Seller, on Closing, of 6,208,210 NMG Shares (the “Buyer Shares”), in one or more physical share certificates, in accordance with the registration and delivery instructions set out in Schedule 2.3(a)(b). The Seller acknowledges that the Buyer Shares delivered in accordance with this Section 2.3 shall, in addition to the restrictions set forth in the Lock-Up Agreement, be subject to a hold period of four months from the date of issuance, in accordance with Securities Laws.

(c)            The Buyer shall seek registration of the Deed of Transfer at the Land Register and GESTIM promptly following the Closing Time. The Buyer Shares shall be kept under escrow by the Buyer Transfer Agent until confirmation of (i) the registration, without adverse entries, of the Deed of Transfer at the Land Register, and (ii) filing of the Deed of Transfer and relevant forms and resolutions with GESTIM (through an acknowledgement of filing from GESTIM or otherwise), as provided in Section 3.7. Upon such registration and confirmation of filing, the Buyer shall promptly instruct the Buyer Transfer Agent to deliver the Buyer Shares to the Seller, in accordance with the registration and delivery instructions set out in Schedule 2.3(a)(b).

(d)            The Buyer shall, together with the delivery of the Buyer Shares, in accordance with Section 2.3(a)(b), deliver to the Seller a certificate of a senior officer of the Buyer certifying to the matters required to be certified by the certificate delivered in accordance with Section 3.4(d) as of the date of the delivery of such Buyer Shares.

(e)            Notwithstanding anything in this Section 2.3 to the contrary, if immediately following the issuance of the Buyer Shares in accordance with Section 2.3(a)(b), the Seller would own or control, directly or indirectly, more than 9.9% of the NMG Shares or such other class of voting shares of the Buyer, then the Buyer shall issue the maximum number of Buyer Shares that would result in the Seller not exceeding such voting threshold, and any remaining amount of the Buyer Share Consideration shall be paid by the Buyer to the Seller, in cash, in lieu of such excess number of Buyer Shares.

2.4	Allocation of Purchase Price

(a)            The Purchase Price shall be allocated among the Purchased Assets as set forth in Schedule 2.4 (the “Price Allocation”). The Parties agree to execute and file all of their own Tax Returns and prepare all of their own financial statements and other instruments on the basis of the Price Allocation.

(b)            If the Price Allocation is disputed by any Governmental Authority, the Parties shall determine whether an adjustment to the Price Allocation shall be made so as to satisfy the requirements of such Governmental Authority. Each of the Seller and the Buyer agrees to share such information and cooperate to the extent reasonably necessary or requested by a Party, at such Party’s expense, to facilitate such Price Allocation hereunder and to obtain the endorsement and approval of such Price Allocation by any Governmental Authority and to permit the transactions contemplated under this Agreement to be properly, timely and consistently reported; provided, that nothing contained herein shall require any Party or its Affiliates to contest or to litigate in any forum any proposed deficiency or adjustment by any such Governmental Authority which challenges such Price Allocation.

2.5	Contingent Amount

(a)            As additional consideration for the Purchased Assets, the Buyer shall pay to the Seller an additional amount of $5,000,000 (the “Contingent Amount”) following the Declaration of Commercial Production. The Contingent Amount shall be treated as an upward adjustment of the Purchase Price.

(b)            The Buyer shall notify the Seller in writing within fifteen (15) Business Days from the date on which Commercial Production of the Lac Guéret Property has been achieved (such notification, the “Declaration of Commercial Production”).

(c)            The Contingent Amount shall be paid by the Buyer to the Seller or as directed by the Seller in cash by wire transfer of immediately available funds to the bank account provided by the Seller no later than the tenth (10th) Business Day following the Declaration of Commercial Production.

(d)            The Buyer shall have the right to withhold and set off the Contingent Amount against the amount of any Loss incurred by the Buyer for which the Seller is required to indemnify the Buyer pursuant to Article 9.

(e)            For the avoidance of doubt, (i) the provisions and obligations of this Section 2.5 shall survive any assignment by the Buyer of the Lac Guéret Property to any Person, and (ii) a reference to the Buyer in this Section 2.5 shall include any successor entity formed as a result of any merger, consolidation, amalgamation, statutory arrangement (involving a business combination) or other reorganization involving the Buyer.

2.6	Tax Matter

(a)          The supply of the Mining Rights is deemed not to be a supply for purposes of paragraphe 162(2) of the Excise Tax Act (Canada) and section 40 of the Act respecting the Québec Sales Tax.

(b)            For geater certainty, the issuance of the Buyers Share shall not be made as a tax-deferred rollover.

2.7	Right of Recovery

The Parties hereby waive the right of recovery provided for in sections 1795 and following of the Civil Code of Québec.

2.8	Second Transformation Business

The Buyer hereby agrees that the purchase and acquisition of the portion of the Purchased Assets that is related to the Second Transformation Business shall be made on an “as is, where is” basis and no representations or warranties on such assets shall be made, and the Buyer acknowledges and agrees that it may not and has not placed any reliance on such representations or warranties. The Buyer further agrees that the Seller shall not assume any liability hereunder, whether expressed or implied, with respect to such portion of the Purchased Assets that is related to the Second Transformation Business.

ARTICLE 3

CLOSING

3.1	Place of Closing

The Closing shall take place at the Closing Time by way of exchange of documents through electronic means between counsel to the Parties (except as otherwise explicitly provided for hereunder or where delivery of an original of any such document is required by any Governmental Authority, in which case, the exchange of such documents should take place by way of delivery of an original thereof), or in such other manner as may be agreed upon, in writing, by the Parties.

3.2	Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any Party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to such Closing, as applicable, has been paid, executed and delivered, as the case may be.

3.3	Closing Deliveries by the Seller

At or prior to the Closing Time, the Seller shall have delivered to the Buyer:

(a)	documentation evidencing the assignment, sale and transfer of all of the Seller’s right and title to the Purchased Assets, and its obligations under the Assumed Obligations, to the Buyer, to the extent such assignment, sale and transfer is permitted under Applicable Law, which shall exclude, for greater certainty, any rights to the Purchased Assets subject to the applications or notifications set out in Sections 3.3(b) and 3.3(c);

(b)	all documents necessary to submit to the relevant Governmental Authorities, in connection with the applications required for the assignment and transfer of the Assumed Environmental Authorizations, exploration claims and permits included in the Purchased Assets to the Buyer, in such form and content as the Buyer and the Seller, each acting reasonably, may mutually agree;

(c)	all documents necessary for the Buyer to submit to the relevant Governmental Authorities on behalf of the Seller with respect to the notifications required in connection with the assignment to the Buyer, or the change of the name or identity of the applicant to the Buyer of any applications for Mining Rights included in the Purchased Assets;

(d)	the Books and Records;

(e)	counterparts to each of the Ancillary Agreements, each executed by the Seller; and

(f)	a certificate addressed to the Buyer dated as of the Closing Date and signed by a senior officer of the Seller certifying: (i) that the conditions set out in Section 3.5(b), 3.5(c) and 3.5(e) in respect of the Seller, have been fulfilled; and (ii) resolutions of the directors of the Seller approving this Agreement, and authorizing the performance by the Seller of its covenants and obligations under this Agreement (including the sale of the Purchased Assets) and the execution of this Agreement and any Closing Documents to which it is party.

3.4	Closing Deliveries by the Buyer

At or prior to the Closing Time, the Buyer shall have delivered or caused to be delivered to the Seller:

(a)	counterparts to each of the Ancillary Agreements, each executed by the Buyer;

(b)	as applicable, counterparts to any of the documents set out in Sections 3.3(a), 3.3(b) and 3.3(c), each executed by the Buyer;

(c)	a certificate of status in respect of the Buyer dated not more than one (1) Business Day prior to the Closing Date;

(d)	a certificate addressed to the Seller dated as of the Closing Date and executed by a senior officer of the Buyer certifying: (i) that the conditions set out in Sections 3.6(b), 3.6(c), 3.6(e) and 3.6(f), in respect of the Buyer, have been fulfilled; and (ii) resolutions of the directors of the Buyer approving, authorizing the performance by the Buyer of its covenants and obligations under, and authorizing the execution by the Buyer of, this Agreement and any Closing Documents to which it is a party; and

(e)	legal opinions from the Buyer’s external legal counsel addressed to the Seller and dated the Closing Date, in form and substance satisfactory to the Seller, acting reasonably, with respect to the issuance of the Buyer Shares, Securities Laws and any other matters as may reasonably be requested by the Seller.

3.5	Conditions to Closing in Favour of the Buyer

The Buyer shall be obligated to complete the Closing only if each of the conditions precedent set out below have been satisfied in full at or before the Closing Time, with each such condition precedent being for the exclusive benefit of the Buyer, and the Buyer may, in its sole discretion, waive any such condition precedent, in whole or in part, in writing:

(a)	all deliveries to be made by the Seller as contemplated by Section 3.3 shall have been tabled;

(b)	all of the representations and warranties of the Seller made in, or pursuant to, this Agreement shall be true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as of the Closing Time (unless they are expressed to be made only as of an earlier fixed date, in which case they need be true and correct only as of such earlier date), except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement;

(c)	the Seller shall have observed and performed in all material respects all of the obligations, covenants and agreements under this Agreement to be performed by it at or before the Closing Time;

(d)	the Exchange Buyer Approvals shall have been obtained and such approvals shall remain in full force and effect;

(e)	the TSX-V Seller Approval shall remain in full force and effect; and

(f)	there shall not be pending or commenced at the Closing Time, any Legal Proceeding against the Buyer or in respect of the Purchased Assets, brought by any Governmental Authority or any other Person that seeks to prohibit, restrain, materially modify or invalidate the transactions contemplated by this Agreement and no Order that would prohibit, restrain, materially modify or invalidate such transactions shall be in effect;

3.6	Conditions to Closing in Favour of the Seller

The Seller shall be obligated to complete the Closing only if each of the conditions precedent set out below have been satisfied in full at or before the Closing Time, with each such condition precedent being for the exclusive benefit of the Seller, and the Seller may, in its sole discretion, waive any condition precedent, in whole or in part, in writing:

(a)	all deliveries to be made by the Buyer as contemplated by Section 3.4 shall have been tabled;

(b)	all of the representations and warranties of the Buyer made in, or pursuant to, this Agreement shall be true and correct in all material respects (except where any representation or warranty is subject to a materiality qualifier, in which case it shall be true and correct in all respects) as of the Closing Time (unless they are expressed to be made only as of an earlier fixed date, in which case they need be true and correct only as of such earlier date), except to the extent that such representations and warranties may be affected by events or transactions expressly permitted by this Agreement;

(c)	the Buyer shall have observed or performed in all material respects all of the obligations, covenants and agreements under this Agreement to be performed by it at or before the Closing Time;

(d)	the TSX-V Seller Approval shall remain in full force and effect;

(e)	the Buyer shall have obtained the Exchange Buyer Approvals and such approvals shall remain in full force and effect;

(f)	no Material Adverse Effect shall have occurred in respect of the Buyer since the date of this Agreement; and

(g)	there shall not be pending or commenced, at the Closing Time, any Legal Proceeding against the Seller or in respect of the Purchased Assets, brought by any Governmental Authority or any other Person that seeks to prohibit, restrain, materially modify or invalidate the transactions contemplated by this Agreement and no Order that would prohibit, restrain, materially modify or invalidate such transactions shall be in effect.

3.7	Transfer of the Lac Guéret Property

Upon the conditions to closing set out in Sections 3.5 and 3.6 having been satisfied, the Seller and the Buyer agree to promptly execute the Deed of Transfer as well as the relevant forms and resolutions required for registration with the Land Register and GESTIM so that the transfer of the Lac Guéret Property and any such other applicable Purchased Assets from the Seller to the Buyer shall thereafter become effective immediately. As soon as reasonably practicable following the execution of the Deed of Transfer as well as the relevant forms and resolutions required for registration with the Land Register and GESTIM, the Buyer shall (i) register the Deed of Transfer at the Land Register, and (ii) register the Deed of Transfer as well as the relevant forms and resolutions at GESTIM and pay all fees and costs directly to GESTIM in connection with such transfer. The Buyer Shares shall be kept under escrow by the Buyer Transfer Agent until confirmation of (i) the registration, without adverse entries, of the Deed of Transfer at the Land Register and (ii) the filing of the Deed of Transfer and relevant forms and resolutions from GESTIM, and thereupon released to the Seller.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer as set out in this Article 4, and acknowledges that the Buyer is relying upon such representations and warranties in entering into this Agreement. Notwithstanding the foregoing and representations and warranties provided by the Seller with respect to the Purchased Assets as set out in this Article 4, the Buyer acknowledges and agrees that (i) the Seller is not providing any representation or warranty, whether deemed or actual, on the Second Transformation Business nor the portion of the Purchased Assets related to the Second Transformation Business, and (ii) the Buyer shall in no way be entitled to rely on any such representation or warrantyrelated to the Second Transformation Business or the portion of the Purchased Assets related to the Second Transformation Business.

4.1	Seller Corporate Matters

(a)            The Seller is a corporation validly existing under the CBCA. The Seller is duly qualified, authorized or licenced to conduct its business, including, to hold title to mineral rights and interests, and is in good standing with respect to required corporate, registration or licensing filings under the laws of each jurisdiction in which it conducts its business or owns, leases or has a right, title or interest in and to its real property.

(b)            The Seller has not committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any Encumbrance or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it. No proceedings have been taken or authorized by the Seller or, to the knowledge of the Seller, by any other Person, with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Seller.

(c)            The Seller has all necessary corporate power and capacity to execute, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents and has taken all corporate action necessary to authorize the execution of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents.

(d)            This Agreement has been, and each Closing Document, when executed, will be, duly executed by the Seller, as applicable, and this Agreement constitutes, and each Closing Document, when executed, will constitute, a legal, valid and binding obligation of the Seller, as applicable, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(e)            Other than the Option and Joint Venture Agreement, the Seller is not subject to, or a party to, any unanimous shareholders agreement, investment agreement, joint venture agreement, escrow agreement, pooling agreement, voting trust or similar arrangements or obligations or other Contract that affects the Purchased Assets or the ability to consummate the transactions contemplated by this Agreement.

4.2	Purchased Assets

(a)            Ownership. The Seller is the sole and absolute owner of the Purchased Assets and all rights thereon, and the Purchased Assets are free and clear of all Encumbrances, other than Permitted Encumbrances.

(b)            Mining Rights. The Mining Rights comprising the Purchased Assets: (i) are properly and accurately described in Schedule 1.1(xx); (ii) are in good standing and comply, in all material respects, with all Applicable Laws; (iii) are free and clear of all Encumbrances, other than Permitted Encumbrances; (iv) no Person, other than the Seller has a legal or beneficial interest in the Purchased Assets; and (v) are not affected by any prohibition, restriction or other element which could prevent or restrain the Seller from selling to the Buyer.

(c)            No Agreements. No Person has any agreement, option, right or privilege capable of becoming an agreement, option, right or privilege for the purchase of the Purchased Assets or any interest, entitlement or part thereof, other than provided for in this Agreement or the Option and Joint Venture Agreement. Other than under the Option and Joint Venture Agreement, there is no royalty interest, option, stream, carried interest, earn-in, farm-in, buy- back or similar rights or other payments in the nature of rent or royalty, other than statutory payments, granted with respect to the Purchased Assets or on any minerals, metals or concentrates or other products that may be removed or produced from the lands which are subject to such Purchased Assets, other than Permitted Encumbrances. The Seller is not a party to or bound by any guarantee, indemnification surety or similar obligation pertaining to the Purchased Assets other than Assumed Contracts or as required by Applicable Law.

(d)            Rentals, Taxes, etc. All rentals, duties, Taxes, royalties, fees, and other governmental charges applicable to, or imposed on, the Purchased Assets, or in connection with holding the mineral rights comprising the Purchased Assets which were due to be paid on or before the date hereof (and, on the Closing Date, those due to be paid on or before the Closing Date) have been paid in full, in all material respects.

(e)            Renewals. All maintenance payments, rentals, royalties, recording fees, Taxes and all other amounts relating to the Lac Guéret Property and required to be paid by the Seller have been paid when due and payable, and all other actions and all other obligations as are required by the Seller to maintain its rights in the Lac Guéret Property have been taken and complied with, in all material respects.

(f)            Assumed Contracts. The Buyer has been provided with true and complete copies of all Contracts that are currently in force related to the Operations or the Lac Guéret Property. All Assumed Contracts are in good standing and in full force and effect, unamended. The Seller has performed all of the obligations required to be performed by it and is entitled to all benefits under and is not in default or breach or, to the knowledge of the Seller, alleged to be in default or breach in respect of, any Assumed Contract. No event, condition or occurrence exists which, after notice or lapse of time or both, would constitute a default or breach by the Seller or, to the knowledge of the Seller, a default or breach by any other party, under any of the foregoing or which would detrimentally affect the entitlement of the Seller to the benefits of any Assumed Contract. All of the Assumed Contracts are valid, binding and enforceable in accordance with their terms upon the Seller and, to the knowledge of the Seller, the other parties thereto and the Seller is not aware of any intention on the part of any other party to an Assumed Contract to terminate or alter any Assumed Contract. To the Seller’s knowledge, other than the Assumed Contracts, the Seller has not entered into, nor is it otherwise bound by, any other Contract in respect of the Purchased Assets.

(g)            Adjacent Property. Except for the Purchased Assets, neither the Seller, nor any of its directors, officers or Affiliates, holds directly or indirectly any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in the Lac Guéret Property or in any permit, concession, claim, lease, license or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Lac Guéret Property and any other properties located within twenty (20) kilometers of the Lac Guéret Property.

4.3	No Violation

The execution of this Agreement by the Seller, the execution and delivery of each Closing Document, and the observance and performance by the Seller of each covenant, condition and obligation, as applicable, under this Agreement, does not and will not, with or without the giving of notice or the lapse of time, or both:

(a)	result in a violation of or a breach or default under, or in the acceleration or trigger of any obligation, termination right or penalty under:

(i)	the articles, by-laws (or other constating documents) or directors’ or shareholders’ resolutions of the Seller; or

(ii)	the provisions of any Contract to which the Seller is a party or by which the Seller is bound or affected or which pertains to the Purchased Assets;

(b)	result in the creation or imposition of any Encumbrance on the Purchased Assets (other than a Permitted Encumbrance) or in the derogation or nullification of any of the Purchased Assets; or

(c)	result in a violation or breach of, or cause a default under, any Applicable Law.

4.4	No Default

Neither the Seller nor any of its Affiliates is in material default of any term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the Purchased Assets are or may be subject.

4.5	Seller Consents and Approvals

Other than (i) consents required from Governmental Authorities in connection with the transfer of the Purchased Assets or (ii) consents from such other Persons as set out in Schedule 4.5, no consent, approval, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person (or group of Persons) is required in connection with:

(a)	the Closing;

(b)	the execution by the Seller of this Agreement or of any Closing Document; or

(c)	the observance and performance by the Seller of its obligations under this Agreement or any Closing Document.

4.6	Seller Tax Matters

(a)            On the Closing Date, the Seller shall not have any liability for Taxes that would result in an Encumbrance on the Purchased Assets.

(b)            The Seller is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

4.7	Compliance with Applicable Laws

The Seller has not received any notice issued by a Governmental Authority indicating that the Purchased Assets are not in compliance with all Applicable Laws promulgated or issued by any Governmental Authority. The Seller has conducted its business in compliance with all Applicable Laws of each jurisdiction in which its business is carried on, except for acts of non-compliance which individually or in the aggregate would not be expected to have a Material Adverse Effect on the Seller. The operations conducted by the Seller on the Purchased Assets have been conducted in compliance with all Applicable Laws, in accordance with industry standards and otherwise in a good and workmanlike manner, except for the operations which individually or in the aggregate would not be expected to have a Material Adverse Effect on the Seller.

4.8	Legal Proceedings

(a)            There are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Seller, threatened against any of the property or assets of the Seller, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may materially adversely affect the Purchased Assets or the ability of the Seller to perform its obligations hereunder and the Seller is not subject to any judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, may adversely affect the ability of the Seller to perform its obligations under this Agreement.

(b)            There is no pending or, to the knowledge of the Seller, threatened expropriation, revocation, withdrawal or seizure of any of the Purchased Assets.

4.9	Environmental Matters

(a)            To the extent activities or operations have been carried on by or on behalf of the Seller in respect of the Purchased Assets, the Purchased Assets have been owned and operated in compliance, in all material respects, with applicable Environmental Law. There are no outstanding obligations or liabilities, contingent or otherwise, related to environmental, reclamation or rehabilitation work required under Environmental Law, that are associated with operations conducted by or on behalf of the Seller in respect of the Purchased Assets. No Regulated Substances have been treated, stored, located or disposed of on, or migrated from, on, in, under or to, any of the Purchased Assets as a result of any activities conducted by or on behalf of the Seller and the Seller has not caused or permitted a Release, except in compliance, in all material respects, with Environmental Law.

(b)            None of the Seller or any of its Affiliates has received any written notice of, or been prosecuted for an offence alleging any violation of or non-compliance with any Environmental Law with respect to the Purchased Assets and there are no outstanding work orders issued under Environmental Law relating to environmental matters respecting the Purchased Assets or any operations carried out thereon by the Seller.

(c)            There is no Legal Proceeding existing, pending or, to the knowledge of the Seller, threatened under Environmental Laws with respect to the Purchased Assets.

(d)            None of the Seller nor any of its Affiliates has received any written notice or claim from any Governmental Authority or any other Person alleging that the Purchased Assets are in violation of or give rise to liability pursuant to any Environmental Laws, or that there are reclamation or rehabilitation obligations for any Regulated Substances at, on, in or beneath the Purchased Assets or in connection with any Regulated Substances migrating to or from any of the Purchased Assets.

(e)            The Seller has provided or made available to the Buyer accurate and complete copies of all material environmental audits, evaluations, assessments, studies and tests relating to the Purchased Assets in the possession or control of the Seller.

(f)            The Assumed Environmental Authorizations (i) are properly and accurately described in Schedule 1.1(g); and (ii) are in good standing and the operations conducted by the Seller under the Assumed Environmental Authorizations complied, in all material respects, with all Environmental Laws.

(g)            The Seller has not commenced the operation of the quarry related to Authorization 401812870 given by the Ministère de l’Environnement et de la Lutte contre les changements climatiques on May 31, 2019 on the site leased by the Seller pursuant to the lease to mine surface mineral substances #1761 entered into between the Seller and the MNRF on April 18, 2019, and the Seller has not deposited the required financial guarantee in respect of the operation of the quarry since the operation has not commenced on the date of this Agreement.

4.10	Accredited Investor

The Seller (i) is purchasing the Buyer Shares as principal, and (ii) is an accredited investor as described in paragraph (m) of the definition of “accredited investor” of Regulation 45-106 respecting Prospectus Exemptions.

4.11	Insolvency

The Seller has not committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

4.12	Intellectual Property

(a)            The Seller is the owner free and clear of all Encumbrances of, or has a valid and subsisting licence to use, the Seller Intellectual Property. The Seller has not granted to any Person any interest in or right to use all or any portion of the Seller Intellectual Property.

(b)            To the Seller’s knowledge, the Seller does not and has not infringed upon the Intellectual Property rights, domestic or foreign, of any other Person. The Seller has no knowledge of any claim of infringement or breach by it of any Intellectual Property rights of any other Person, nor has the Seller received any notice that the conduct of its business, including the use of the Seller Intellectual Property, infringes upon or breaches any Intellectual Property rights of any other Person, or the trade secrets, know-how or confidential or proprietary information of any other Person, and the Seller has no knowledge of any infringement or violation of any of the Seller Intellectual Property.

4.13	First Nations Considerations

Except as disclosed in Schedule 4.13:

(a)            the Seller is not aware of any claims made by First Nations which affects or may affect the Operations;

(b)            the Seller has not entered into any agreements, memorandums of understanding and similar arrangements with First Nations relating to the Operations and the Lac Guéret Property;

(c)            there are no ongoing or outstanding discussions, negotiations or similar communications, whether written or oral, conducted by or on behalf of the Seller with any First Nation concerning the Operations or the Lac Guéret Property;

(d)            no blockade, occupation, on-site protest or, to the Seller’s knowledge, illegal action, by a First Nation or members of a First Nation has occurred in the past five years or, to the Seller’s knowledge, has been threatened, in connection with the Operations or the Lac Guéret Property; and

(e)            no written notice relating to the Operations or the Lac Guéret Property has been received by the Seller or any of its Affiliates from First Nations that remains pending and unresolved and which could reasonably be expected to have a Material Adverse Effect on the Seller.

4.14	Employee Matters

No employees of the Seller will continue their employment with the Buyer after the date of this Agreement and, to the knowledge of the Seller, no complaint, grievance, claim, proceeding, civil action, work order or investigation has been filed, made or commenced against the Seller in respect of, concerning or affecting any employees which could have an impact on the Purchased Assets.

4.15	Commission

There is no brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated hereby because of any agreement in respect of same entered into by the Seller.

4.16	U .S. Securities Laws

(a)            The Seller is not a “U.S. person” (as defined in Rule 902(k) of Regulation S), the Buyer Shares have not been offered to the Seller while the Seller was in the United States and the Seller is not executing this Agreement in the United States.

(b)            The Seller is not obtaining the Buyer Shares as the result of any “directed selling efforts” (as defined in Rule 902(c) of Regulation S) made in the United States by the Buyer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

(c)            The Seller has no intention to distribute either directly or indirectly the Buyer Shares in the United States, except in compliance with the U.S. Securities Act and any applicable state securities laws.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller as set out in this Article 5 and acknowledges that the Seller is relying upon such representations and warranties in entering into this Agreement.

5.1	Buyer Corporate Matters

(a)            The Buyer is a corporation validly continued and in good standing under the CBCA and has the corporate power to own or lease its property.

(b)            The Buyer has all necessary corporate power and capacity to execute, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents and has taken all corporate action necessary to authorize the execution of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents.

(c)            This Agreement has been, and each Closing Document, when executed will be, duly executed by the Buyer, and this Agreement constitutes, and each Closing Document, when executed, will constitute a legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

5.2	No Violation

The execution of this Agreement by the Buyer, and the observance and performance by the Buyer of each covenant, condition and obligation, as applicable, under this Agreement, does not and will not:

(a)	result in a violation of or a breach or default under (with or without the giving of notice or lapse of time, or both), or in the acceleration of any obligation under:

(i)	the articles, by-laws or directors’ or shareholders’ resolutions of the Buyer; or

(ii)	the provisions of any material Contracts to which the Buyer is a party or by which the Buyer is bound or affected; or

(b)	result in a violation or breach of, or cause a default under, any Applicable Law.

5.3	Buyer Consents and Approvals

Other than Exchange Buyer Approvals, no consent, approval, Order, authorization, registration or declaration of, or filing with, any Governmental Authority or other Person is required by the Buyer in connection with:

(a)	the Closing;

(b)	the execution and delivery by the Buyer of this Agreement or any Closing Document to which it will be a party; or

(c)	the observance and performance by the Buyer of its obligations under this Agreement or any Closing Document, including the issuance of the Buyer Shares to the Seller.

5.4	Buyer Shares

(a)            The Buyer’s authorized capital consists of an unlimited number of NMG Shares, of which 60,903,898 are duly issued and outstanding as fully paid and non-assessable shares and duly listed and posted for trading on the TSX-V and the NYSE and 892,267 are reserved for issuance and will be issued at the maturity, conversion or redemption of the NMG Notes in satisfaction of accrued interest.

(b)            The Buyer is a reporting issuer or the equivalent in all of the provinces of Canada and is not noted as being in default of any material requirement of any Securities Laws.

(c)            TSX Trust Company has been appointed by the Buyer as the registrar and transfer agent for the Buyer Shares.

(d)            No order preventing, ceasing or suspending trading in any securities of the Buyer or prohibiting the issue and sale of securities by the Buyer has been issued and no proceeding or investigation for such purposes has been instituted or, to the knowledge of the Buyer, is pending, contemplated or threatened.

(e)            The Buyer Shares to be issued to the Seller pursuant to this Agreement will, when issued pursuant to this Agreement, be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Buyer.

5.5	Public Disclosure

The Buyer is in compliance in all material respects with its timely and continuous disclosure obligations under Securities Laws, including insider reporting obligations and obligations under Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (Québec), and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Buyer that has not been publicly disclosed and the information and statements in the Buyer Public Disclosure Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR+ (or its predecessor the System for Electronic Document Analysis and Retrieval), do not contain any misrepresentations and no material facts have been omitted therefrom that would make such information and statements materially misleading, and the Buyer has not filed any confidential material change reports that remain confidential. There is no fact of specific application to the Buyer known to the Buyer which the Buyer has not publicly disclosed which materially adversely affects, or so far as the Buyer can reasonably foresee, could materially adversely affect, the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of the Buyer or the ability of the Buyer to perform its obligations under this Agreement. All of the material contracts and agreements of the Buyer required to be disclosed and filed under applicable Securities Laws have been disclosed in the Disclosure Documents, filed with the applicable securities regulators and are available under the Buyer’s profile on SEDAR+ at www.sedarplus.ca.

5.6	NMG Property

Except as disclosed in Schedule 5.6:

(a)            The Buyer is the absolute legal and beneficial owner of the Material Mining Rights in respect of the NMG Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Buyer to access, explore for, mine, develop and process the mineral deposits relating thereto and to conduct all operations and production and processing activities thereon, free and clear of any Encumbrances, except for Permitted Encumbrances. All Material Mining Rights are solely registered pursuant to the provisions of the Mining Act and in the Land Register. All other material Material Mining Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. No material commission, royalty, license fee or similar payment to any person with respect to the NMG Property is payable. There are no options or other participation interests or rights of preference relating to the Material Mining Rights and all Material Mining Rights have active status, except for eight claims which are suspended awaiting partial conversion to a mining lease, and the Buyer has not received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Material Mining Rights or any of them from any Governmental Authority, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Material Mining Rights before any Governmental Authority.

(b)            The Buyer has or will obtain in the ordinary course, all necessary Material Mining Rights related to the NMG Property, granting the Buyer with the right and ability to access, explore for, mine, construct, develop and process the mineral deposits and to conduct all operations and construction, production, commissioning and processing activities thereon, as are appropriate in view of the rights and interests therein of the Buyer, free and clear of any Encumbrances, other than Permitted Encumbrances and with only such exceptions as do not materially interfere with the use made or contemplated to be made by the Buyer of the rights or interests so held. All of the Material Mining Rights and each of the documents, agreements, instruments and obligations relating thereto referred to above are valid, subsisting and in good standing in the name of the Buyer.

(c)            The Buyer is not in default, and, to the knowledge of the Buyer, no other party is in default, of any of the material provisions of any such agreements, documents or instruments relating to the Material Mining Rights, nor has any such default been alleged, and all such Material Mining Rights are in good standing under all Applicable Laws of the jurisdictions in which they are situated, and all taxes required to be paid thereon have been paid. The NMG Property (or any interest, or right to earn an interest, in the NMG Property) is not subject to any right of first refusal or purchase or acquisition right.

(d)            All assessments or other work required to be performed and rent or renewal fees in relation to the Material Mining Rights in order to maintain the Buyer’s interest therein, if any, have been performed and paid to date and the Buyer has complied in all respects with all Applicable Laws and contractual, legal and other obligations to third parties in order to maintain such interest.

5.7	No Defaults

The Buyer is not in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Buyer is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any material amount owing thereunder or which could, individually or in the aggregate, have a Material Adverse Effect in respect of the Buyer.

5.8	Compliance with Applicable Laws

The Buyer has conducted its business in compliance with all Applicable Laws of each jurisdiction in which its business is carried on, except for acts of non-compliance which individually or in the aggregate would not be expected to have a Material Adverse Effect on the Buyer. The Buyer possesses all Authorizations necessary to carry on the business currently carried on by it and is in compliance in all material respects with the terms and conditions of all such Authorizations. The Buyer has not received a notice of noncompliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws or Authorizations, and which individually or in the aggregate could result in a Material Adverse Effect on the Buyer. All such Authorizations are valid, subsisting and in good standing and the Buyer has not received any notice of and the Buyer does not otherwise have knowledge of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to, any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect on the Buyer. There is no agreement or order, ruling, judgment or decision of any Governmental Authority which has or could reasonably be expected to have the effect of prohibiting or materially impairing the conduct of business of the Buyer as currently conducted or as currently proposed to be conducted.

5.9	No Litigation

Except as disclosed in the Disclosure Documents, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Buyer after due inquiry, threatened against any of the property or assets thereof, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of the Buyer or the ability of the Buyer to perform its obligations hereunder and the Buyer is not subject to any judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either individually or in the aggregate, may result in a Material Adverse Effect in respect of the Buyer or adversely affect the ability of the Buyer to perform its obligations under this Agreement. There is no legal or regulatory action or proceeding pending or, to the knowledge of the Buyer, threatened, which could enjoin, restrict or prohibit the issuance of the Buyer Shares contemplated hereby.

5.10	Taxes

The Buyer has filed all Tax returns, reports, elections and remittances required to be filed under applicable Tax laws and has paid all Taxes due thereunder (except as any extension may have been requested or granted and in any case in which the failure to make such filings or pay such Taxes would not result in a Material Adverse Effect in respect of the Buyer), and no material Tax deficiency has been determined adversely to the Buyer, taken as a whole. There are no material actions, suits, proceedings, investigations or claims now pending, instituted or, to the knowledge of the Buyer, threatened, against the Buyer which could result in a material liability in respect of Taxes.

5.11	Insolvency

The Buyer has not committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

5.12	Intellectual Property

(a)            The Buyer is the owner free and clear of all Encumbrances of, or has a valid and subsisting licence to use, its Intellectual Property. The Buyer has not granted to any Person any interest in or right to use all or any portion of its Intellectual Property.

(b)            The Buyer does not and has not infringed upon the Intellectual Property rights, domestic or foreign, of any other Person. The Buyer has no knowledge of any claim of infringement or breach by it of any Intellectual Property rights of any other Person, nor has the Buyer received any notice that the conduct of its business, including the use of its Intellectual Property, infringes upon or breaches any Intellectual Property rights of any other Person, or the trade secrets, know-how or confidential or proprietary information of any other Person, and the Buyer has no knowledge of any infringement or violation of any of its Intellectual Property.

5.13	Environmental Matters

(a)            The business of the Buyer has been operated in compliance, in all material respects, with applicable Environmental Law. There are no outstanding obligations or liabilities, contingent or otherwise, related to environmental, reclamation or rehabilitation work required under Environmental Law, that are associated with operations conducted by or on behalf of the Buyer in respect of its business. No Regulated Substances have been treated, stored, located or disposed of as a result of any activities conducted by or on behalf of the Buyer and the Buyer has not caused or permitted a Release, except in compliance, in all material respects, with Environmental Law.

(b)            None of the Buyer or any of its Affiliates has received any written notice of, or been prosecuted for an offence alleging any violation of or non-compliance with any Environmental Law and there are no outstanding work orders issued under Environmental Law relating to any operations carried out thereon by the Buyer.

(c)            There is no Legal Proceeding existing, pending or, to the knowledge of the Buyer, threatened under Environmental Laws with respect to the operations conducted by or on behalf of the Buyer in respect of its business.

(d)            None of the Buyer nor any of its Affiliates has received any written notice or claim from any Governmental Authority or any other Person alleging that the operations conducted by or on behalf of the Buyer in respect of its business are in violation of or give rise to liability pursuant to any Environmental Laws.

5.14	Foreign Corrupt Practices Act and Money Laundering Laws

(a)            None of the Buyer or, to the knowledge of the Buyer, any director, officer, agent, employee, affiliate or other person acting on behalf of the Buyer is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Corruption of Foreign Public Officials Act (Canada) or the similar laws of any other jurisdiction applicable to the Seller, as applicable (collectively, the “Anti-Corruption Laws”), and the Buyer has conducted its business in compliance with the Anti-Corruption Laws and has instituted and maintains policies and procedures designed to ensure continued compliance therewith.

(b)            There are no proceedings or investigations under any Anti-Corruption Laws pending against the Buyer or, to the knowledge of the Buyer, threatened against or affecting the Buyer.

(c)            The operations of the Buyer are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, to which the Buyer is subject, as applicable, including the Proceeds of Crime (Money-Laundering) and Terrorist Financing Act (Canada) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any Governmental Authority or body or arbitrator involving the Buyer with respect to the Money Laundering Laws is pending or, to the knowledge of the Buyer, threatened or under investigation.

(d)            There are no proceedings or investigations under any Money Laundering Laws pending against the Buyer or, to the knowledge of the Buyer, threatened against or affecting the Buyer.

(e)            Neither the Buyer nor, to the knowledge of the Buyer, any employee or agent of the Buyer, nor any other person acting on behalf of the Buyer, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi-public duties other than payments required or permitted by applicable laws.

5.15	Commission

The Seller shall not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated hereby because of any agreement in respect of same entered into by the Buyer.

ARTICLE 6

SURVIVAL AND LIMITATIONS OF REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Survival of Representations and Warranties

The representations and warranties contained in this Agreement, in any Schedule, in any documents to be executed and delivered pursuant to this Agreement and in any documents executed and delivered in connection with the completion of the transactions contemplated herein shall survive the Closing of the transactions contemplated herein, notwithstanding such Closing and notwithstanding the waiver of any condition precedent by the Seller or the Buyer, as the case may be, and shall continue in full force and effect from the Closing Date, for a period of (and claims based upon or arising out of such representations and warranties may be asserted at any time before the date which shall be) [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] months following the Closing Date, except with respect to:

(a)	the representations and warranties contained in Sections 4.1, 4.2(a)(a), 4.2(a)(b), 4.3, 4.4, 5.1 and 5.2 (the “Fundamental Representations”), which will survive the Closing indefinitely;

(b)	the representations and warranties contained in Section 4.9, which will survive for a period of five (5) years following the Closing Date;

(c)	the representations and warranties contained in Section 4.6, which will survive until sixty (60) days have elapsed following the date upon which no assessment, reassessment or other document assessing liability for Tax, interest or penalties may be issued in respect of the Seller in respect of any taxation year ended prior to or as of the Closing Date to any Applicable Laws relating to Tax; and

(d)	a claim for breach of any of the representations and warranties by a Party in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of such Party may be made against such Party at any time following the Closing Date, subject only to limitation periods imposed by Applicable Law.

The Parties acknowledge that if notice regarding any matter contemplated in this Article 6 is given by any Party, acting in good faith, to any other Party within the relevant time period specified in this Article 6 and if before such matter has been fully dealt with pursuant to this Agreement, the relevant time period would expire, the time period in question shall be deemed to be extended (with respect to such matter only) until such matter has been fully dealt with pursuant to this Agreement.

6.2	Survival of Covenants

The covenants and obligations of the Seller and the Buyer, as applicable, in or under each of Sections 7.1, 7.3, 7.4, 7.5, 7.6, 10.3, 10.7 and 10.10, and pursuant to Article 9, shall survive the Closing and shall continue in full force and effect until such covenants and obligations have been performed, satisfied or expired in accordance with the terms thereof.

6.3	Disclosures

No representation or warranty is breached by reason of, and no Party is liable to any other Party in respect of, any fact, matter or circumstance disclosed with reasonable particularity in or reasonably identifiable on its face in the Schedules to this Agreement.

6.4	Limitations on Liability of the Seller

No representation or warranty is breached by reason of, and the Seller is not liable to the Buyer in respect of, any fact, matter or circumstance:

(a)	which arises from any change after the date of this Agreement in any law or in its interpretation or in any administrative practice or ruling of Governmental Authority (even if the change has retrospective effect);

(b)	to the extent that it arises following the Closing from: (i) a change in accounting policies or procedures used by the Seller before the Closing; or (ii) the application by the Seller of accounting policies inconsistently with their application before the Closing; or

(c)	which arises from: (i) any action taken in connection with this Agreement by the Seller at the written request of the Buyer; or (ii) any action required to be taken by the Seller pursuant to the terms of this Agreement.

6.5	Limitations on Liability of the Buyer

No representation or warranty is breached by reason of, and the Buyer is not liable to the Seller or any other Person for breach of any representation or warranty or any other provision (including any indemnity) in this Agreement in respect of, any fact, matter or circumstance:

(a)	which arises from any change after the date of this Agreement in any law or in its interpretation or in any administrative practice or ruling of a Governmental Authority (even if the change has retrospective effect);

(b)	to the extent that it arises following the Closing from: (i) a change in accounting policies or procedures used by the Buyer before the Closing; or (ii) the application by the Buyer of accounting policies inconsistently with their application before the Closing; or

(c)	which arises from: (i) any action taken in connection with this Agreement by the Buyer at the written request of the Seller; or (ii) any action expressly required to be taken by the Buyer pursuant to the terms of this Agreement.

ARTICLE 7

COVENANTS

7.1	Actions to Satisfy Conditions and Covenants

(a)           Each of the Seller and the Buyer shall, at its own expense, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions herein, to the extent the same is within its control, and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the transactions contemplated hereby, including using its commercially reasonable efforts to obtain or cooperate with the other Parties to obtain any and all consents, approvals and waivers of any Person required to consummate the transactions contemplated by this Agreement, including the Exchange Buyer Approvals.

(b)           Each Party shall, at its own expense, cooperate as necessary or in such manner as another Party may reasonably request in the making of all necessary filings and applications required in order to obtain any consents and make any necessary filings and applications under all Applicable Laws required in connection with the transactions contemplated herein.

(c)	For greater certainty, this Section 7.1 shall not:

(i)	obligate the Buyer to make any payment to any Person, except for any transfer fees chargeable by any Governmental Authority with respect to the transfer of the Purchased Assets or in connection with obtaining the Exchange Buyer Approvals; or

(ii)	obligate the Seller to make any payment to any Person.

7.2	Injunctions

If any court or Governmental Authority having jurisdiction over any of the Parties issues any Order before the Closing Time which would prohibit or materially restrict or hinder the Closing, the Parties shall use their respective commercially reasonable efforts to have such Order dissolved, revoked or otherwise eliminated as promptly as possible.

7.3	Filings with Governmental Authorities

(a)           As soon as practicable after the Closing Date, the Buyer (i) shall promptly make all filings and registrations required to be made pursuant to Section 3.7, and (ii) agrees to thereafter undertake all reasonable measures for: (x) such other filing, registering or submitting of all documents set out in Section 3.3(c) with the applicable Government Authority; and (y) making or causing to be made all other filings, notices or requests for consent or approval required to be given or made to any Governmental Authority, in order to complete the transfer of legal title of the Purchased Assets from the Seller to the Buyer.

(b)           The Seller shall furnish to the Buyer such information and assistance as may reasonably be requested in order to prepare any filings or submissions or notices to be made or given by the Buyer in connection with Section 7.3(a)(a).

(c)           As soon as practicable after the Closing Date, the Seller agrees to undertake all reasonable measures for: (i) filing, registering or submitting all documents set out in Section 3.3(b) with the applicable Government Authority; and (ii) making or causing to be made all other filings, notices or requests for consent or approval required to be given or made to any Governmental Authority, in order to complete the transfer of the Assumed Environmental Authorizations from the Seller to the Buyer.

(d)           The Buyer shall furnish to the Seller such information and assistance as may reasonably be requested in order to prepare any filings or submissions or notices to be made or given by the Seller in connection with Section 7.3(c).

7.4	Maintenance of Properties

From and after the Closing Time until the first to occur of: (a) the Buyer having satisfied all of its payment obligations under Section 2.3; and (b) this Agreement terminating pursuant to Section 8.1, the Buyer shall:

(i)	maintain the Purchased Assets in compliance with Applicable Laws and in accordance with standard industry practice as presently conducted, except as may be required in order to comply with the terms of this Agreement;

(ii)	maintain the Purchased Assets, including by paying all required fees and performing all required obligations in respect thereof, and take reasonable care to safeguard the Purchased Assets;

(iii)	not authorize any of the Purchased Assets to become subject to any Encumbrance except Permitted Encumbrances; and

(iv)	not, without the prior written consent of the Seller, sell, lease, licence, transfer or otherwise dispose of, or agree to sell, lease, licence, transfer or otherwise dispose of, any of the Purchased Assets or enter into any Contract that affects or is binding on any of the foregoing.

7.5	Exchange Buyer Approvals

As soon as practicable after the date of this Agreement, the Buyer shall make or cause to be made all filings, notices or requests for consent or approval required to be given or made in connection with obtaining the Exchange Buyer Approvals. Each Party shall furnish to the other such information and assistance as may reasonably be requested in order to prepare any filings or submissions or notices to be made or given by such other Party.

7.6	Cooperation

Each Party shall furnish to the other such information and assistance as may reasonably be requested in order to prepare any filings or submissions or notices to be made or given by such other Party.

7.7	Payment of Taxes on Sale and Transfer

The Buyer shall be responsible for and shall pay, or cause to be paid, when due any land transfer Taxes, sales Taxes, excise Taxes and similar Taxes (but not income Taxes of the Seller) and any registration or other authority fees payable in respect of the sale and transfer of the Purchased Assets to the Buyer.

ARTICLE 8

TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Closing Time:

(i)	in writing, by mutual consent of the Parties;

(ii)	by written notice by the Buyer or the Seller to the other Party if, for any reason other than the default or breach of this Agreement by the Party seeking such termination, the Closing has not occurred on or prior to the expiry of a six-month period from the date of this Agreement, except as such date may be extended by mutual agreement between the Buyer and the Seller;

(iii)	by written notice by the Seller to the Buyer, if the Buyer is in material breach of any of its obligations under this Agreement or breaches any of its payment obligations under Section 2.3 and within five (5) Business Days, in the case of a breach of any payment obligations under Section 2.3, or ten (10) Business Days, in the case of any other breach of its obligations under this Agreement, following the giving of such notice of breach, the Buyer has failed to cure the default by the performance of such obligations; or

(iv)	by written notice by the Buyer to the Seller if the Seller is in material breach of any of its obligations under this Agreement and within ten (10) Business Days following the giving of such notice of breach, the Seller has failed to cure the default by the performance of such obligations.

8.2	Effect of Termination

(a)	If this Agreement is terminated pursuant to Section 8.1:

(i)	all Information received by any Party shall be treated as confidential; and

(ii)	the obligations provided for in this Section 8.2(a)(a) shall survive any such termination.

(b)           Nothing in Section 8.2 shall relieve any Party from liability for any breach of or default under this Agreement, including where this Agreement is terminated due to a condition not being satisfied and such non-satisfaction is the result of a breach or default by such other Party, in which case each Party will retain all remedies against the other Parties except as otherwise expressly provided in this Agreement to the contrary. Article 9 shall survive the termination of this Agreement.

ARTICLE 9

INDEMNIFICATION

9.1	Indemnification of the Buyer by the Seller

Subject to the limits set forth in Section 9.7 hereof, the Seller shall indemnify, defend and save harmless the Buyer and its directors, officers, employees, appointees and agents from and against any and all Losses suffered or incurred by any of them as a result of or arising, directly or indirectly, in connection with:

(a)	any material breach by the Seller or any inaccuracy in any representation or warranty of the Seller contained in Article 4; or

(b)	any material breach or non-performance by the Seller of any covenant or obligation contained in this Agreement;

provided that (i) the Seller shall not be liable for a breach of a representation or warranty of the Seller pursuant to Sections 4.7, 4.9, 4.12 and 4.13 if the Buyer had, at the date of this Agreement and as a consequence of its activities or operations that have been carried on by the Buyer (or on behalf of the Buyer) in respect of the Purchased Assets since July 20, 2022 pursuant to the Option and Joint Venture Agreement, actual knowledge that such representation or warranty was untrue or misleading in a material respect relevant to the Losses suffered or incurred by the Buyer as a result of or arising, directly or indirectly, in connection with such breach, (ii) the Seller shall not be liable for activities or operations that have been carried on by the Buyer (or on behalf of the Buyer) in respect of the Purchased Assets since July 20, 2022, and (iii) a Claim Notice is properly given by the Buyer to the Seller within the applicable survival period (if any) set forth in Sections 6.1 or 6.2, subject to Section 9.5. For greater certainty, the Seller shall not indemnify, defend and save harmless the Buyer and its directors, officers, employees, appointees and agents from and against any and all Losses suffered or incurred by any of them as a result of or arising, directly or indirectly, in connection with the Excluded Liabilities.

9.2	Indemnification of the Seller by the Buyer

Subject to the limits set forth in Section 9.7 hereof, the Buyer shall indemnify, defend and save harmless the Seller and its directors, officers, employees, appointees and agents from and against any and all Losses suffered or incurred by any of them as a result of or arising, directly or indirectly, in connection with:

(a)	the ownership and operation of, or any activities undertaken in connection with, all or any portion of the Purchased Assets from and after the Closing Date, including non-compliance with Environmental Laws after the time of such transfer;

(b)	the Assumed Obligations;

(c)	any generation, manufacture, processing, distribution, use, presence, treatment, storage, disposal, Release, transport or handling of any Regulated Substance in, on, under or from any Purchased Assets which constitutes a violation of, or gives rise to any liability under, any Environmental Laws, whether by the Buyer or any tenant or any other Person, and which occured from and after the Closing Date and whether or not known after the time of such transfer;

(d)	any material breach by the Buyer of, or any inaccuracy in any representation or warranty of the Buyer in Article 5; or

(e)	any material breach or non-performance by the Buyer of any covenant or obligation contained in this Agreement;

provided that (i) the Buyer shall not be liable for a breach of a representation or warranty of the Buyer in Article 5 if the Seller had, at the date of this Agreement, actual knowledge that such representation or warranty was untrue or misleading in a material respect relevant to the Losses suffered or incurred by the Seller as a result of or arising, directly or indirectly, in connection with such breach, and (ii) a Claim Notice is properly given by the Seller to the Buyer within the applicable survival period (if any) set forth in Sections 6.1 or 6.2, subject to Section 9.5.

9.3	Agency for Representatives

The Seller and the Buyer agree that it accepts each indemnity in favour of its Representatives as agent and trustee of each such Representative. Each Party agrees that an Indemnified Party may enforce an indemnity in favour of any of that Party’s Representatives on behalf of each such Representative.

9.4	Indemnification Procedure

Procedures for Third Party Claims are as follows:

(a)	promptly after receipt by an Indemnified Party of notice of a Third Party Claim, such Indemnified Party shall provide a Claim Notice to the Indemnifier within fifteen (15) days after the Indemnified Party’s receipt of notice of the Third Party Claim;

(b)	the Indemnifier shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days after receipt of the Claim Notice, to assume the defence of such Third Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the reasonable fees and disbursements of such counsel. The Indemnified Party shall co-operate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier, and shall provide the Indemnifier, at the Indemnifier’s expense, with copies of all documents and information pertaining to the Third Party Claim and, to the extent commercially reasonable, take all actions necessary to preserve the Indemnifier’s rights to object to or defend against the Third Party Claim, consult and co-operate with the Indemnifier in determining whether the Third Party Claim and any Legal Proceeding or Order resulting therefrom should be resisted, compromised or settled and co-operate and assist in any negotiations to compromise or settle or in any defence of a Third Party Claim undertaken by the Indemnifier;

(c)	where the named parties to any suit or proceeding include the Indemnified Party as well as the Indemnifier and the Indemnified Party shall have received a written opinion from counsel acceptable to the Indemnifier, acting reasonably, that representation of the Indemnified Party by counsel for the Indemnifier would be inappropriate due to the actual or potential differing interests between them or there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifier and which cannot reasonably be maintained by one law firm that represents both the Indemnified Party and the Indemnifier, and the Indemnified Party notifies the Indemnifier in writing that it elects to retain separate counsel, the Indemnifier shall not have the right to assume the defence of such Third Party Claim on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party;

(d)	if the Indemnifier declines or fails to assume the defence of the Third Party Claim on the terms provided above within such thirty (30) day period, the Indemnified Party may, at its option, employ counsel to represent or defend it in any such Third Party Claim and, if such Third Party Claim is a matter with respect to which the Indemnified Party is entitled to receive payment from the Indemnifier for the Loss in question, the Indemnifier will pay the reasonable fees and disbursements of such counsel as incurred;

(e)	in any Third Party Claim with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifier, whichever is not assuming the defence of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifier and the Indemnified Party, as the case may be, shall at all times use all reasonable efforts to keep each other reasonably apprised of the status of any matter the defence of which they are maintaining and to co-operate in good faith with each other with respect to the defence of any such matter;

(f)	no Indemnifier and no Indemnified Party who assumes the defence of a Third Party Claim shall make any admission of liability on behalf of or on the part of any other Indemnifier or Indemnified Party without the prior express written consent of such other Indemnifier or Indemnified Party;

(g)	the Indemnifier shall not be liable for any compromise or settlement of any action or proceeding effected without its written consent, which consent shall not unreasonably withheld or delayed; and

(h)	without the prior written consent of the Indemnified Party, the Indemnifier shall not enter into any compromise or settlement of any Third Party Claim which: (i) would lead to liability or create any financial or material obligation on the part of the Indemnified Party; (ii) relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation against the Indemnified Party or the Purchased Assets; (iii) seeks an injunction or specific performance or other equitable remedy against the Indemnified Party or the Purchased Assets; (iv) involves an admission of guilt or wrongdoing by the Indemnified Party; or (v) the Indemnified Party reasonably believes an adverse determination with respect to such Claim would be materially detrimental to or would materially injure the Indemnified Party’s reputation or its ability to own and operate the Purchased Assets.

9.5	Failure to Give Timely Notice of Third Party Claim

The failure to provide a Claim Notice of a Third Party Claim to the Indemnifier within the time period prescribed by Section 9.4(a) shall not relieve the Indemnifier from liability under this Agreement with respect to such Third Party Claim except if, and only to the extent that, such failure to provide a timely Claim Notice to the Indemnifier results in: (a) the forfeiture by the Indemnifier of rights and defences otherwise available to the Indemnifier with respect to such Third Party Claim; (b) material prejudice to the Indemnifier with respect to such Third Party Claim; or (c) the loss of any right by the Indemnifier to recover any payment under its applicable insurance coverage.

9.6	Procedures for Direct Claims

Any Direct Claim shall be asserted by giving the Indemnifier reasonably prompt written notice thereof. The Indemnifier shall then have a period of sixty (60) days within which to respond in writing to such Direct Claim. If the Indemnifier does not so respond within such sixty (60)-day period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party.

9.7	Liability Limits

(a)           Reductions. In any case where an Indemnified Party recovers from third party Persons any amount in respect of a matter with respect to which the Indemnifier has indemnified it pursuant to this Agreement, such Indemnified Party shall promptly pay to the Indemnifier the amount so recovered (after deducting therefrom the full amount of the expenses incurred by the Indemnified Party in procuring such recovery), but not in excess of the sum of: (i) any amount previously so paid by the Indemnifier to or on behalf of the Indemnified Party in respect of such matter; and (ii) any amount expended by the Indemnifier in pursuing or defending any claim arising out of such matter.

(b)           Seller’s Liability Limits to Buyer. Notwithstanding anything to the contrary set forth in this Agreement, the Seller’s obligation to indemnify, defend and hold harmless the Buyer and its officers, directors and employees (the “Buyer Indemnified Parties”) shall be limited such that no claims for indemnification may be made and no Indemnity Payment shall be payable unless and until, after taking into account the reductions imposed by Section 9.7(a)(a), the Buyer Indemnified Parties shall have suffered or incurred indemnifiable Losses in excess of an aggregate of $ [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] (the “Threshold Amount”), at which point the Buyer Indemnified Parties shall be entitled to recover all such Losses (from the first dollar); provided that in no event shall the aggregate Losses required to be paid by the Seller to the Buyer Indemnified Parties exceed, in the aggregate, an amount equal to $[REDACTED – COMMERCIALLY SENSITIVE INFORMATION], that the Threshold Amount shall not apply to Losses incurred with respect to the Fundamental Representations or as a result of a fraud or fraudulent misrepresentation from the Seller, and that subject to the prior approval, in writing, of the Buyer, the Seller shall be entitled to settle all such Losses in Buyer Shares, at its sole discretion.

(c)           Buyer’s Liability Limit to Seller. Notwithstanding anything to the contrary set forth in this Agreement, the Buyer’s obligations to indemnify, defend and hold harmless the Seller and its officers, directors and employees (the “Seller Indemnified Parties”) shall be limited such that no claims for indemnification may be made and no Indemnity Payment shall be payable under Sections 9.2(d) or 9.2(e) unless and until, after taking into account the reductions imposed by Section 9.7(a)(a), the Seller Indemnified Parties shall have suffered or incurred indemnifiable Losses thereunder in excess of the Threshold Amount, at which point the Seller Indemnified Parties shall be entitled to recover all such Losses (from the first dollar); provided, that in no event shall the aggregate Losses required to be paid by the Buyer to the Seller Indemnified Parties exceed, in the aggregate, $[REDACTED – COMMERCIALLY SENSITIVE INFORMATION], and that the Threshold Amount shall not apply to Losses incurred with respect to the Fundamental Representations or as a result of a fraud or fraudulent misrepresentation from the Buyer.

(d)           Reasonable Steps to Mitigate. The Indemnified Party will take all reasonable steps to mitigate all Losses, including availing itself of any defences, limitations, rights of contribution, claims against third Persons and other rights at law or equity, and will provide such evidence and documentation of the nature and extent of the Loss as may be reasonably requested by the Indemnifier. The Indemnified Party’s reasonable steps include the reasonable expenditure of money to mitigate or otherwise reduce or eliminate any Loss for which indemnification would otherwise be due under this Article 9, and the Indemnifier will reimburse the Indemnified Party for the Indemnified Party’s reasonable expenditures in undertaking the mitigation of such Losses.

(e)           No Claims for Certain Losses and Damages. To the full extent permitted by Applicable Law and notwithstanding anything in this Agreement to the contrary, no Party shall be liable to any Indemnified Party for any lost profits or special, exemplary, aggravated or punitive losses or damages, in connection with any right or remedy conferred on such Indemnified Party by Applicable Law or any liability of the Indemnifying Party to the Indemnified Party as a result of or in connection with this Agreement.

ARTICLE 10

GENERAL

10.1	Expenses

Except as otherwise expressly provided herein, each Party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the Closing Documents and the transactions contemplated herein and therein, whether or not the transactions contemplated by this Agreement are completed, including all fees and expenses of its legal counsel, financial advisors, bankers, investment bankers, brokers, accountants or other Representatives and fees payable to any Governmental Authority.

10.2	Notices

(a)           Any notice, consent, waiver, demand, direction or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person (including by prepaid courier), transmitted by e-mail or similar means of recorded electronic communication, or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to the Seller:

Mason Resources Inc.

120 Adelaide Street. West

Suite 1410

Toronto, Ontario

M5H 1T1

Attention:	Peter Damouni, President and Chief Executive Officer
E-mail:	[REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

1501 McGill College Avenue

26th Floor

Montréal, Québec

H3A 3N9

Attention:	Nicolas Morin
E-mail:	nmorin@dwpv.com

(ii)	if to the Buyer:

Nouveau Monde Graphite Inc.

481, rue Brassard

Saint-Michel-des-Saints, Québec

J0K 3B0

Attention:	Eric Desaulniers, President and Chief Executive Officer Josée Gagnon, Vice President, Legal Affairs & Corporate Secretary

E-mail:	[REDACTED – CONTACT INFORMATION] [REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

45 O’Connor Street, Suite 1500

Ottawa, Ontario

K1P 1A4

Attention:	Geoffrey G. Gilbert
E-mail:	geoffrey.gilbert@nortonrosefulbright.com

(b)           Any such notice, consent, waiver, demand, direction or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Montréal time), then on the next following Business Day), or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three (3) Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice, consent, waiver, demand, direction or other communication hereunder shall be delivered or transmitted by e-mail or similar means of recorded electronic communication as aforesaid.

(c)           Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 10.2.

10.3	Public Statements

(a)           Except as permitted under this Section 10.3, neither the Buyer, the Seller nor any of their respective Affiliates shall make any public disclosure or statement with respect to this Agreement or the transactions contemplated hereby (which shall include the name, logo of, or otherwise references in any way, to the Buyer or the Seller) without the written consent of the other Party. For greater certainty, “public disclosure” shall include press releases, any corporate presentations, conference materials, social media postings or other content available on any website maintained the Buyer or the Seller or any of their respective Affiliates.

(b)           The Buyer and the Seller may issue a press release with respect to the entering into of this Agreement and the transactions contemplated hereby upon the execution of this Agreement; provided that the disclosing Party shall provide the other Party with a reasonable opportunity to review and comment on the content of any such press release or other public disclosure. The disclosing Party shall incorporate the other Party’s comments into the public disclosure to the extent such comments are reasonable and compliant with Applicable Law. If the other Party does not respond to a request for comments within two (2) Business Days, the disclosing Party shall be entitled to issue the disclosure without the input of the other Party.

10.4	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner materially adverse to a Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the full extent possible.

10.5	Amendments

This Agreement may be amended, modified or supplemented only by the written agreement of all the Parties.

10.6	Waivers

(a)           At any time prior to the termination of this Agreement pursuant to Section 8.1, any Party may: (i) extend the time for the performance of any of the obligations or other acts of the other Parties; or (ii) waive compliance with any of the agreements of the other Parties or with any conditions to its own obligations or acts, in each case, only to the extent such obligations, agreements and conditions are intended for its benefit.

(b)           Any extension or waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if such extension, waiver or consent is in writing and signed by the Party giving such extension, waiver or consent, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver thereof. No single or partial exercise of any such right, power or privilege shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement.

10.7	Assignment

(a)           Except as provided under this Section 10.7, no Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, to any Person without the prior written consent of the other Party.

(b)           The Buyer may, at any time on or prior to the Closing Date, assign its rights and obligations under this Agreement to an Affiliate, provided that the assignee shall become liable, solidarily with the Buyer, with respect to all of the representations, warranties, covenants, indemnities and agreements of the Buyer and the Buyer shall continue to be bound in full by the provisions of this Agreement.

10.8	Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon and enforceable by and against the Parties and, where the context so permits, their respective successors (including any successor by reason of amalgamation, wind-up or statutory arrangement of any Party) and permitted assigns.

10.9	No Third Party Beneficiaries

Nothing in this Agreement or in any Closing Document is intended expressly or by implication to, or shall, confer upon any Person other than the Parties any rights or remedies of any kind.

10.10	Further Assurances

Each of the Parties hereto shall at all times and from time to time, including at all times from and after each Closing Date, upon any reasonable request of another Party, promptly do, execute, deliver or cause to be done, executed and delivered, all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement, the Closing Documents and such other instruments of sale, transfer, conveyance, assignment, confirmation, certificates and other instruments as may be reasonably requested from time to time in order to more effectively sell, transfer, convey, assign and set over the Purchased Assets and to effectuate the transactions contemplated by this Agreement and the Closing Documents and the other documents contemplated herein and therein.

10.11	Contra Proferentum

The Parties waive the application of any rule of Applicable Law which otherwise would be applicable in connection with the construction of this Agreement or any Closing Document that ambiguous or conflicting terms or provisions should be construed against the Party who, or whose counsel, prepared the agreement or any earlier draft of the same.

10.12	Counterparts

This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be executed on the date first written above. The delivery of an executed counterpart copy of this Agreement by electronic means shall be deemed to be the equivalent of the delivery of an original executed copy thereof.

10.13	Language

The Parties expressly acknowledge that they have requested that this Agreement be drawn up in the English language. Les Parties reconnaissent expressément avoir exigé que cette convention soit rédigée en anglais.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.

MASON RESOURCES INC.

by:	(signed) Peter Damouni
	Name:	Peter Damouni
	Title:	President and Chief Executive Officer

NOUVEAU MONDE GRAPHITE INC.

by:	(signed) Eric Desaulniers
	Name:	Eric Desaulniers
	Title:	President and Chief Executive Officer

Signature Page – Asset Purchase Agreement

SCHEDULE 1.1(F)
TO

ASSET PURCHASE AGREEMENT

ASSUMED CONTRACTS

•	The lease regarding the Lac Galette camp entered into between the Seller and the MNRF on February 18, 2014;

•	The lease to mine surface mineral substances #1761 entered into between the Seller and the MNRF on April 18, 2019; and

•	The lease regarding the St-Michel-des-Saints camp entered into between the Seller and SSTM International Inc. on December 1, 2022.

SCHEDULE 1.1(G)
TO

ASSET PURCHASE AGREEMENT

ASSUMED ENVIRONMENTAL AUTHORIZATIONS

•	Decree 608-2018 issued by the Government of Quebec and published in the Gazette officielle du Québec on June 6, 2018;

•	Authorization 401812870 given by the Ministère de l’Environnement et de la Lutte contre les changements climatiques on May 31, 2019;

•	Authorization 401816146 given by the Ministère de l’Environnement et de la Lutte contre les changements climatiques on September 13, 2019;

SCHEDULE 1.1(XX)
TO

ASSET PURCHASE AGREEMENT

LAC GUÉRET PROPERTY

(see attached)

Feuillet	Type de titre	No titre	Statut du titre	Date d'inscription	Date d'expiration	Renou	Excédents	Détenteur(s) (Nom, Numéro et Pou	Municipalité		No Fiche immobilière	Date d'ouverture	Propriétaire
SNRC 22N03	BEX	1761	Actif	18-04-2019	17-04-2029	0		Ressources Mason inc. (104726)	Rivière-aux-Outardes				
SNRC 22N03	CDC	1037496	Actif	14-11-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1676	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1037497	Actif	14-11-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1699	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1037498	Actif	14-11-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1651	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1037499	Actif	14-11-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1549	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1037518	Actif	14-11-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1592	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1037519	Actif	14-11-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1700	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1037520	Actif	14-11-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1593	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1037521	Actif	14-11-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1677	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1037522	Suspendu	14-11-2001	17-07-2027	12	2712617	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1571	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1037523	Actif	14-11-2001	17-07-2026	11	758281,6	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1594	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040764	Actif	01-12-2001	17-07-2026	12	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1734	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040765	Actif	01-12-2001	17-07-2026	12	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1678	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040766	Actif	01-12-2001	17-07-2026	12	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1572	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040767	Actif	01-12-2001	17-07-2026	12	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1652	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040768	Suspendu	01-12-2001	17-07-2027	13	1265223	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1701	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040769	Suspendu	01-12-2001	17-07-2027	13	1254514	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1679	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040770	Actif	01-12-2001	17-07-2026	12	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1680	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040771	Actif	01-12-2001	17-07-2026	12	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1702	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040948	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1550	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040949	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1619	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040950	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1681	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040951	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1551	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040952	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1620	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040953	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1621	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040956	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1703	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040957	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1574	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040958	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1622	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040959	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1682	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040960	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1654	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040965	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1704	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040970	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1595	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040971	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1552	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040972	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1623	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040973	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1735	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040974	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1683	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040975	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1684	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040992	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1655	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1040993	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1736	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041003	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1685	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041007	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1597	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041008	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1598	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041009	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1553	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041010	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1554	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041011	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1624	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041012	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1656	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041013	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1708	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041014	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1686	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041015	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1709	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1041016	Actif	03-12-2001	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1577	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1049515	Actif	11-02-2002	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1740	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1049520	Actif	11-02-2002	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1559	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1049521	Actif	11-02-2002	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1713	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1049522	Actif	11-02-2002	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1601	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1049527	Actif	11-02-2002	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1602	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1049528	Actif	11-02-2002	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes		97-A-1744	10-04-2012	Mason Graphite inc.

SNRC 22N03	CDC	1049529	Actif	11-02-2002	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1628	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1049530	Actif	11-02-2002	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1603	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1049531	Actif	11-02-2002	17-07-2026	11	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1688	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105005	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1630	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105006	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1716	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105015	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1605	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105016	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1752	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105017	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1690	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105018	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1580	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105019	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1632	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105021	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1606	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105022	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1663	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105023	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1581	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105024	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1582	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1105025	Actif	12-11-2002	17-07-2026	10	0	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1753	10-04-2012	Mason Graphite inc.
SNRC 22K14	CDC	1106112	Actif	04-12-2002	17-07-2026	10	1651,47	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1584	10-04-2012	Mason Graphite inc.
SNRC 22N03	CDC	1118348	Actif	19-02-2003	17-07-2026	10	1894,38	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1668	10-04-2012	Mason Graphite inc.
SNRC 22K14	CDC	1118449	Actif	20-02-2003	17-07-2026	10	4923,88	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1696	10-04-2012	Mason Graphite inc.
SNRC 22K14	CDC	1118548	Actif	20-02-2003	17-07-2026	10	6907,88	Ressources Mason inc. (104726)	Rivière-aux-Outardes	97-A-1612	10-04-2012	Mason Graphite inc.

SCHEDULE 1.1(DDD)
TO
ASSET PURCHASE AGREEMENT

MATERIAL MINING RIGHTS

Claim ID	Status	Area (ha)	NTS Sheet	Staking Date	Expiry Date	Cumulated Credits	Required Renewal Credits	Renewal Fee	Ownership	Material Claim
2636122	Active	0,25	31I12	11/02/2022	10/02/2025	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2519604	Active	59,02	31I12	06/06/2018	05/06/2025	$ -	$ 1 200,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407286	Active	59,1	31I12	16/07/2014	15/07/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407287	Active	59,1	31I12	16/07/2014	15/07/2025	$ 248 758,98	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407288	Active	59,1	31I12	16/07/2014	15/07/2025	$ 254 984,83	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407289	Active	59,1	31I12	16/07/2014	15/07/2025	$ 30 550,25	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407290	Active	59,1	31I12	16/07/2014	15/07/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407291	Active	59,09	31I12	16/07/2014	15/07/2025	$ 69 744,73	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407292	Active	59,09	31I12	16/07/2014	15/07/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407293	Active	59,09	31I12	16/07/2014	15/07/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407294	Active	59,09	31I12	16/07/2014	15/07/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407295	Active	59,09	31I12	16/07/2014	15/07/2025	$ 181 242,89	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407296	Active	59,09	31I12	16/07/2014	15/07/2025	$ 77 149,03	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407297	Active	59,08	31I12	16/07/2014	15/07/2025	$ 94 785,70	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407298	Active	59,08	31I12	16/07/2014	15/07/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407299	Active	59,08	31I12	16/07/2014	15/07/2025	$ 113 744,68	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2407300	Active	59,07	31I12	16/07/2014	15/07/2025	$ 9 071,61	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409338	Active	59,11	31I12	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409339	Active	59,1	31I12	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409340	Suspended	58,33	31I12	12/08/2014	11/08/2025	$ 588 292,72	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409341	Active	59,09	31I12	12/08/2014	11/08/2025	$ 174 498,91	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409342	Active	59,04	31I12	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409343	Active	59,11	31I12	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409344	Active	59,11	31I12	12/08/2014	11/08/2025	$ 14 995,99	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409345	Active	59,11	31I12	12/08/2014	11/08/2025	$ 10 267,67	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409346	Active	59,1	31I12	12/08/2014	11/08/2025	$ 67 944,73	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409347	Active	59,1	31I12	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409348	Active	59,09	31I12	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409349	Active	59,11	31J09	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409350	Active	59,11	31J09	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409351	Active	59,1	31J09	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409352	Active	59,1	31J09	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409353	Active	59,09	31J09	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409354	Active	59,09	31J09	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2409355	Active	59,08	31J09	12/08/2014	11/08/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes

SCHEDULE 1.1(DDD) TO ASSET PURCHASE AGREEMENT MATERIAL MINING RIGHTS

2411654	Active	59,11	31I12	09/09/2014	08/09/2025	$ 14 995,99	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411655	Active	42,51	31I12	09/09/2014	08/09/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411656	Active	42,57	31I12	09/09/2014	08/09/2025	$ 1 727,03	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411657	Active	59,1	31I12	09/09/2014	08/09/2025	$ 69 744,73	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411658	Active	58,08	31I12	09/09/2014	08/09/2025	$ 79 340,72	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411659	Active	27,7	31I12	09/09/2014	08/09/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411660	Active	52,99	31I12	09/09/2014	08/09/2025	$ 71 642,65	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411661	Active	59,09	31I12	09/09/2014	08/09/2025	$ 69 744,73	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411662	Active	53,27	31I12	09/09/2014	08/09/2025	$ 71 642,65	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411663	Suspended	28,58	31I12	09/09/2014	08/09/2025	$ 434 867,44	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411664	Active	48,31	31I12	09/09/2014	08/09/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2411665	Active	59,08	31J09	09/09/2014	08/09/2025	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2426857	Active	59,12	31I12	17/04/2015	16/04/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2426858	Active	59,12	31I12	17/04/2015	16/04/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2426859	Active	59,12	31I12	17/04/2015	16/04/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2426860	Active	59,12	31I12	17/04/2015	16/04/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2426861	Active	59,12	31I12	17/04/2015	16/04/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2426862	Active	59,12	31I12	17/04/2015	16/04/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2426863	Active	59,12	31I12	17/04/2015	16/04/2026	$ 13 813,91	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2426864	Active	59,12	31I12	17/04/2015	16/04/2026	$ 13 814,09	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2496343	Active	59,05	31I12	14/06/2017	13/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2496344	Active	59,04	31I12	14/06/2017	13/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2496345	Active	59,04	31I12	14/06/2017	13/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2496346	Active	59,04	31I12	14/06/2017	13/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2496347	Active	46,34	31I12	14/06/2017	13/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2496348	Active	58,53	31I12	14/06/2017	13/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429408	Active	59,12	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429409	Active	59,11	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429410	Active	59,11	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429411	Active	59,11	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429412	Active	59,08	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429413	Active	59,07	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429414	Active	59,07	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429415	Active	59,06	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429416	Active	59,12	31J09	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429417	Active	59,11	31J09	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429418	Active	59,11	31J09	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429419	Active	59,1	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429420	Active	59,09	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2429421	Active	59,08	31I12	19/06/2015	18/06/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2431602	Active	59,13	31I12	28/07/2015	27/07/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2431603	Active	58,42	31I12	28/07/2015	27/07/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2431604	Active	59,12	31I12	28/07/2015	27/07/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2431605	Active	53,08	31I12	28/07/2015	27/07/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2431606	Active	58,19	31I12	28/07/2015	27/07/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2431607	Active	59,12	31I12	28/07/2015	27/07/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2431865	Active	25,17	31I12	11/08/2015	10/08/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2431866	Active	2,95	31I12	11/08/2015	10/08/2026	$ -	$ 750,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2433699	Active	59,11	31J09	02/10/2015	01/10/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2433700	Active	59,1	31J09	02/10/2015	01/10/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2433701	Active	59,09	31J09	02/10/2015	01/10/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2433702	Active	59,08	31J09	02/10/2015	01/10/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2433703	Active	59,07	31J09	02/10/2015	01/10/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396504	Suspended	59,08	31I12	27/12/2013	26/12/2026	$ 814 805,12	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396505	Suspended	59,08	31I12	27/12/2013	26/12/2026	$ 201 800,10	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396506	Active	59,08	31I12	27/12/2013	26/12/2026	$ 171 516,88	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396507	Active	59,08	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396508	Active	59,08	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396509	Active	59,07	31I12	27/12/2013	26/12/2026	$ 101 887,40	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396510	Suspended	59,07	31I12	27/12/2013	26/12/2026	$ 308 678,17	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396511	Suspended	59,07	31I12	27/12/2013	26/12/2026	$ 841 300,50	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396512	Suspended	59,07	31I12	27/12/2013	26/12/2026	$ 100 803,34	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396513	Active	59,07	31I12	27/12/2013	26/12/2026	$ 115 355,19	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396514	Active	59,07	31I12	27/12/2013	26/12/2026	$ 54 650,40	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396515	Active	59,06	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396516	Active	59,06	31I12	27/12/2013	26/12/2026	$ 8 395,99	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396517	Active	59,06	31I12	27/12/2013	26/12/2026	$ 6 595,99	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396518	Active	59,06	31I12	27/12/2013	26/12/2026	$ 5 395,99	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396519	Active	59,06	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396520	Active	59,06	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396521	Active	59,05	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396522	Active	59,05	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396523	Active	59,05	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396524	Active	59,05	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes

2396525	Active	59,05	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2396526	Active	59,05	31I12	27/12/2013	26/12/2026	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435494	Active	59,04	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435495	Active	59,04	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435496	Active	59,04	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435497	Active	59,04	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435498	Active	59,04	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435499	Active	59,04	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435500	Active	59,03	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435501	Active	59,03	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435502	Active	59,03	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435503	Active	59,03	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435504	Active	59,04	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435505	Active	59,04	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435508	Active	59,03	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435509	Active	59,03	31I12	05/01/2016	04/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435633	Active	30,38	31I12	08/01/2016	07/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435634	Active	42,15	31I12	08/01/2016	07/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435635	Active	28,01	31I12	08/01/2016	07/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435636	Active	45,77	31I12	08/01/2016	07/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435637	Active	59,06	31I12	08/01/2016	07/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435638	Active	34,06	31I12	08/01/2016	07/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435639	Active	59,07	31J09	08/01/2016	07/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435640	Active	41,83	31J09	08/01/2016	07/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2435641	Active	55,9	31J09	08/01/2016	07/01/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636114	Active	12,94	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636115	Active	4,04	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636116	Active	0,4	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636117	Active	14,81	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636118	Active	4,95	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636119	Active	4,98	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636120	Active	14,6	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636121	Active	0,38	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636123	Active	13,53	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636124	Active	1,87	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636125	Active	6,79	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636126	Active	3,01	31I12	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2636127	Active	5,03	31J09	11/02/2022	10/02/2027	$ -	$ 500,00	$ 37,50	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes

2399854	Active	38,65	31I12	18/02/2014	17/02/2027	$ 86 212,35	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2399855	Suspended	59,08	31I12	18/02/2014	17/02/2027	$ 159 801,10	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2399856	Active	59,07	31I12	18/02/2014	17/02/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2399857	Active	58,41	31I12	18/02/2014	17/02/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2399858	Active	58,56	31I12	18/02/2014	17/02/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2519598	Active	59,03	31I12	06/06/2018	05/06/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2519599	Active	59,03	31I12	06/06/2018	05/06/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes
2519600	Active	59,03	31I12	06/06/2018	05/06/2027	$ -	$ 1 800,00	$ 73,25	Nouveau Monde Graphite inc. (96458) 100 % (responsable)	Yes

SCHEDULE 1.1(TTT)

TO

ASSET PURCHASE AGREEMENT

PERMITTED ENCUMBRANCES

A.	PURCHASED ASSETS

1)	Any right granted to the Buyer under the Option and Joint Venture Agreement.

2)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

B.	NMG PROPERTY

1) [REDACTED – COMMERCIALLY SENSITIVE INFORMATION]
2) An hypothec securing the Buyer’s obligations created under the royalty agreement dated August 28, 2020, granted by the Buyer to Pallinghurst Graphite International Limited under the terms of a Deed of Hypothec executed before Mtre Lyes ARFA, Notary, on August 29, 2022 and registered at the Québec Land Registry Office, in the Register of real rights of State resource development, for the Registration Divisions of Berthier, Joliette and Maskinonge, on August 30, 2022 under number 27 521 580;

3)	An hypothecs on the Bécancour Site securing the repayment of the balance of the sale price and the performance of all Buyer’s obligations in favour of the vendor, 154639 Canada Inc., created under the terms of the deed of sale executed before Mtre Jamie MALUS, Notary, on February 3, 2021 and registered at the Québec Land Registry Office, in the Land Book for the Registration Division of Nicolet (Nicolet 2), on the same date, under number 26 039 195;

4)	154639 Canada Inc.’s resolutory right with respect to the Bécancour Site, created under the terms of the deed of sale above mentioned and registered at the Québec Land Registry Office, in the Land Book for the Registration Division of Nicolet (Nicolet 2), under number 26 039 195;

For the purposes hereof, “Bécancour Site” means that certain emplacement known and designated as being lot 3 294 065 of the Cadastre of Quebec, Registration Division of Nicolet (Nicolet 2) with the vacant lot thereon fronting on Avenue G.-A., Boulet, in the City of Bécancour.

SCHEDULE 2.3(A)(B)

TO

ASSET PURCHASE AGREEMENT

SHARE REGISTRATION DETAILS

Mason Resources Inc.

120 Adelaide Street West Suite 1410,

Toronto, ON M5H 1T1

Canada

SCHEDULE 2.4

TO

ASSET PURCHASE AGREEMENT

PURCHASE PRICE ALLOCATION

(a)	Lac Guéret Property: $18,624,629.00

(b)	Other assets included in the Purchased Assets: $1.00

SCHEDULE 4.5

TO

ASSET PURCHASE AGREEMENT

CONSENTS AND APPROVALS

(i)	•	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

(ii)	•	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 4.13

TO

ASSET PURCHASE AGREEMENT

FIRST NATIONS CONSIDERATIONS

(a)	The Lac Guéret Property is located on ancestral lands claimed by the Pessamit Innu First Nation. The Seller is aware of discussions between the Buyer and the Innu Council of Pessamit.

(b)	On June 16, 2017, the Seller and the Innu Council of Pessamit entered into a mushalakan agreement (the “Mushalakan Agreement”), an impact benefit agreement resulting from the 2014 cooperation agreement between the parties. Under the Mushalakan Agreement, the parties commit to develop a specific training and employment strategy for the Pessamiuilnut, designed to ensure employment opportunities at all levels for the Pessamiuilnut and to encourage their retention and advancement within the Lac Guéret graphite mining project. In addition, the Mushalakan Agreement allows the Innus of Pessamit to participate in the project concretely, through contracting opportunities and ensures fair and equitable financial and socio-economic benefits.

SCHEDULE 5.6

TO

ASSET PURCHASE AGREEMENT

NMG PROPERTY

(a)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

(b)	3.0% net smelter royalty granted by the Buyer to Pallinghurst Graphite Limited pursuant to the royalty agreement dated August 28, 2020 as assigned to Pallinghurst Graphite International Limited pursuant to an Assignment and Assumption Agreement dated December 17, 2020, and as amended on August 18, 2023;

(c)	Royalty and payments granted by the Buyer to the Municipality of Saint- Michel- des-Saints pursuant to the Entente de collaboration de partage des bénéfices relative au projet minier Matawinie (collaboration and benefit-sharing agreement related to the Matawinie Project) dated January 23, 2020 with the Municipality of Saint-Michel-des-Saints; and

(d)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

EXHIBIT A

TO

ASSET PURCHASE AGREEMENT

FORM OF LOCK-UP AGREEMENT

(see attached)

LOCK-UP AGREEMENT

Nouveau Monde Graphite Inc.

481, rue Brassard

Saint-Michel-des-Saints, Québec

J0K 3B0

Dear Sirs and Mesdames:

Reference is made to that certain asset purchase agreement dated January 21, 2024 (the “Asset Purchase Agreement”) between the undersigned and Nouveau Monde Graphite Inc. (the “Company”), pursuant to which the Company has agreed to purchase from the undersigned, and the undersigned has agreed to sell to the Company, among other things, the Lac Guéret Property (as such term is defined in the Asset Purchase Agreement) (collectively, the “Transaction”), on the terms and subject to the conditions set out therein, and as consideration therefor, among other things, the Company has agreed issue to the undersigned common shares of the Company (“Shares”).

Pursuant to subsection 2.3(b) of the Asset Purchase Agreement, the undersigned hereby irrevocably agrees that, without the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned, the undersigned will not (and will so cause entities, corporate or otherwise, controlled by the undersigned not to), directly or indirectly, during the period beginning on the date hereof and ending on the day that is 18 months after the date hereof (the “Lock-Up Period”): offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, the Shares and other equity securities of the Company (or securities convertible or exercisable into Shares or other equity securities of the Company) held by it, directly or indirectly (collectively with the Shares, the “Locked-Up Securities”).

Notwithstanding anything to the contrary herein or in the Asset Purchase Agreement, the restrictions in the prior paragraph shall not apply to:

(a)	[3,104,105] Shares, which shall be released on the date that is 12 months following the date hereof;

(b)	any transfer or other disposition of Locked-Up Securities to any affiliates of the undersigned or any company, trust or other entity owned or maintained for the benefit of the undersigned; provided that any transferee shall first execute a lock- up agreement in substantially the form of this agreement (or a joinder hereto) covering the remainder of the Lock-Up Period;

(c)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION.]; provided that (i) any such transferee shall first execute a lock-up agreement in substantially the form of this agreement (or a joinder hereto) covering the remainder of the Lock-Up Period, (ii) such Locked-Up Securities continue to be in registered form within the meaning of the Canada Business Corporations Act during the remainder of the Lock-Up Period, and (iii) the undersigned shall continue to be bound in full by the provisions of this agreement following any such transfer or disposition;

(d)	any transfer or other disposition of Locked-Up Securities to the Company or to any subsidiary of the Company, including, but not limited to, under the Asset Purchase Agreement;

(e)	any transfer or other disposition of Locked-Up Securities by operation of law; or

(f)	any transfer or other disposition of Locked-Up Securities to tender them to a bona fide third party take-over bid made to all holders of Shares or in connection with a merger, business combination, arrangement, consolidation, reorganization, restructuring or similar transaction involving the Company.

The undersigned understands that it is a condition of the consummation of the Transaction that the undersigned enters into a lock-up agreement in the form of this agreement and the Company is relying upon the representations, warranties and undertakings of the undersigned contained in this agreement in proceeding toward the consummation of the Transaction. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s successors and permitted assigns. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement.

This agreement shall be governed by and interpreted in accordance with the laws of the Province of Québec and the federal laws of Canada applicable in that province. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Québec, District of Montreal, over any action or proceeding arising out of or relating to this agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

The Parties acknowledge that they have requested that this agreement be drawn up in the English language. Les parties reconnaissent avoir exigé que cette convention soit rédigée en anglais.

[Remainder of page intentionally left blank]

Dated this          day of                                    , 2024.

MASON RESOURCES INC.

by:
	Name:	Peter Damouni
	Title:	President and Chief Executive Officer

[Signature Page – Lock-Up Agreement]

EXHIBIT B

TO

ASSET PURCHASE AGREEMENT

FORM OF REGISTRATION RIGHTS AGREEMENT

(see attached)

NOUVEAU MONDE GRAPHITE INC.

REGISTRATION RIGHTS AGREEMENT

{{closingdate}}, 2024

REGISTRATION RIGHTS AGREEMENT

The REGISTRATION RIGHTS AGREEMENT, dated as of {{closingdate}}, 2024 (as it may be amended, restated, replaced or supplemented from time to time, this “Agreement”), is made by and among Nouveau Monde Graphite Inc., a corporation governed by the federal laws of Canada (the “Corporation”) and Mason Resources Inc., a corporation governed by the federal laws of Canada (the “Shareholder”).

ARTICLE 1

INTERPRETATION

Section 1.1     Defined Terms.

Any terms not otherwise defined in this Agreement shall have the meaning ascribed thereto in the Asset Purchase Agreement. For purposes of this Agreement only:

“Affiliate” and “body corporate” have the respective meanings ascribed to those terms under the Canada Business Corporations Act.

“Articles” means the articles of the Corporation, as such articles may from time to time be amended, restated, replaced, supplemented or otherwise modified in accordance with applicable Laws.

“Asset Purchase Agreement” means the asset purchase agreement dated as of January 21, 2024 entered into between the Parties.

“Board” means the board of directors of the Corporation as elected or appointed from time to time.

“Bought Deal” means an underwritten offering pursuant to which an underwriter has committed to purchase Registrable Securities under a “bought deal agreement” (within the meaning of NI 44-101) not later than such time prior to the filing of a Canadian Preliminary Prospectus as provided for under Canadian Securities Laws, or another substantially similar offering under Canadian Securities Laws or registration under the Securities Act which is not expected to include a “road show.”

“Business Day” means a day, other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of business in Montréal, Québec.

“Canadian Base Shelf Prospectus” means a short form prospectus that is prepared in the form required under NI 44-101, as varied in accordance with NI 44-102.

“Canadian Jurisdictions” means, collectively, all of the provinces of Canada.

“Canadian Preliminary Prospectus” means a preliminary prospectus of the Corporation in respect of Shares (in the English and French language, as applicable) which, unless the context otherwise requires, has been filed and a receipt issued (or deemed to be issued) therefor by the applicable Canadian Securities Authorities, including all amendments thereto and documents incorporated by reference therein.

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“Canadian Prospectus” means a (final) prospectus of the Corporation in respect of Shares (in the English and French language, as applicable) which, unless the context otherwise requires, has been filed and a receipt issued (or deemed to be issued) therefor by the applicable Canadian Securities Authorities, including all amendments thereto and documents incorporated by reference therein, and includes, as applicable, a Canadian Base Shelf Prospectus and a supplement to a Canadian Base Shelf Prospectus.

“Canadian Securities Authorities” means the securities commissions or similar regulatory authorities in the Canadian Jurisdictions and any of their successors.

“Canadian Securities Laws” means the securities legislation of each of the Canadian Jurisdictions, including all rules, regulations, instruments, policies, published policy statements and blanket orders thereunder or issued by one or more of the Canadian Securities Authorities.

“Common Shares” means the common shares in the capital of the Corporation, as contemplated under the Articles.

“Control” means (a) in relation to a Person that is a body corporate, the beneficial ownership, directly or indirectly, of voting securities of such Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization) carrying more than 50% of the voting rights attached to all voting securities of such Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization) or the right to elect or appoint a majority of the board of directors (or the equivalent) of such Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization), and (b) in relation to a Person that is a partnership, limited partnership, business trust or other similar entity, (i) the ownership, directly or indirectly, of voting securities of such Person carrying more than 50% of the voting rights attached to all voting securities of such Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization), or (ii) the ownership, directly or indirectly, of voting securities or other interests of a Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization) (such as a general partner) or the holding of a position (such as trustee) entitling the owner or holder thereof to exercise control and direction over the activities of such Person (or its successor entity resulting from any amalgamation, merger, arrangement or other reorganization), and “Controls” and “Controlled” shall have corresponding meanings.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Entity” means (a) any multinational, federal, provincial, state, territorial, regional, municipal, local or other government, or any governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Canadian Securities Authorities and the SEC; or (d) any stock exchange, including the NYSE and the TSX-V.

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“Incentive Plan” means any stock option plan, omnibus plan or other equity incentive plan of the Corporation adopted by the Board from time to time, as same may be amended, restated, replaced or supplemented from time to time.

“Laws” means, as amended from time to time, all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, or awards, decrees or other requirements of any Governmental Entity having force of law and, to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, and any legal requirements arising under common or civil law.

“misrepresentation” has, for purposes of Article 4, the meaning set forth under applicable Canadian Securities Laws.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects (in Québec, Regulation 43-101 respecting Standards of Disclosure for Mineral Projects).

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions (in Québec, Regulation 44-101 respecting Short Form Prospectus Distributions).

“NI 44-102” means National Instrument 44-102 – Shelf Distributions (in Québec, Regulation 44-102 respecting Shelf Distributions).

“NI 44-103” means National Instrument 44-103 – Post-Receipt Pricing (in Québec, Regulation 44-103 respecting Post-Receipt Pricing).

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations (in Québec, Regulation 51-102 respecting Continuous Disclosure Obligations).

“Parties” means, collectively, the Corporation, the Shareholder and such other Persons, if any, who from time to time become parties to this Agreement.

“Permitted Holder” means an Affiliate or a Subsidiary of the Shareholder.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Prospectus” means the prospectus included in a Registration Statement as amended or supplemented by any prospectus amendment or supplement, including post-effective amendments and all materials incorporated by reference in such Prospectus.

“register” means (i) the filing of a Registration Statement to register securities under the Securities Act and such Registration Statement becoming effective, (ii) the qualification of securities for distribution under applicable Canadian Securities Laws in the applicable Canadian Jurisdictions pursuant to a Canadian Prospectus (including in reliance upon NI 44-102 or NI 44-103), or (iii) a combination of both (i) and (ii), and “registered” and “registration” have a corresponding meaning.

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“Registrable Securities” means (a) the Shares, and (b) any shares issued or issuable with respect to any shares described in subsection (a) above by way of a share dividend or share split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, amalgamation, arrangement, consolidation, other reorganization or other similar event with respect to the Shares (it being understood that, for purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or receive from the Corporation any Registrable Securities, whether or not such acquisition or receipt has actually been effected). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) (A) the SEC has declared a Registration Statement covering such securities effective and/or a receipt has been issued (or deemed to be issued) in respect of a Canadian Prospectus covering such securities and (B) such securities have been disposed of pursuant to such registration; (ii) such securities are otherwise transferred, other than to a Permitted Holder; or (iii) (A) such securities are eligible to be sold by such holder in compliance with the requirements of Rule 144 under the Securities Act, as such Rule 144 may be amended (or any successor provision thereto), without being subject to volume or manner of sale limits, and (B) the Shareholder (together with any of its respective Permitted Holders) holds less than 10% of the outstanding Common Shares.

“Registration Date” means the date on which the Corporation becomes subject to Section 13(a) or Section 15(d) of the Exchange Act.

“Registration Statement” means any registration statement of the Corporation, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference in such registration statement.

“SEC” means the United States Securities and Exchange Commission and any of its successors.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Expenses” means all underwriting discounts, selling commissions and stock or share transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any holder of Registrable Securities, except for the reasonable fees and disbursements of Selling Holder Counsel required to be paid by the Corporation pursuant to Section 5.1.

“Selling Holder” means the Shareholder when Registrable Securities are registered pursuant to Article 2 on its behalf.

“Selling Holder Counsel” means one firm of U.S. counsel and one firm of Canadian counsel for the Selling Holder.

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“Shares” means (i) Common Shares, (ii) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (iii) any securities of the Corporation or of any other Person received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving the Corporation, (iv) any securities of the Corporation which are received by any one or more Persons as a stock dividend or distribution on or in respect of such shares, and (v) any security, other instrument or right that is exercisable or exchangeable for, or convertible into, or evidences the right to acquire, any shares of the Corporation or any of the other above securities; provided that options, restricted share units, deferred share units, performance share units and other similar equity-based awards under any Incentive Plan are not included until they are exercised for, or otherwise settled in, as applicable, Shares in accordance with such Incentive Plan.

“Short Form Registration” means, as the context requires (i) a registration on Form S-3, Form F-3 or Form F-10 or any successor form thereto or any similar applicable short-form Registration Statement, (ii) a registration pursuant to a Canadian Prospectus prepared in compliance with Form 44-101F1 under NI 44-101 (including in reliance upon NI 44-102 or NI 44-103), or (iii) a combination of both (i) and (ii).

“Subsidiary” means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for all of the directors or comparable managers are owned, directly or indirectly, by the first Person.

“underwritten offering” means a sale of securities of the Corporation to an underwriter for reoffering to the public pursuant to (i) a Canadian Prospectus, and/or (ii) an effective Registration Statement, and includes a Bought Deal.

Section 1.2            Gender and Number. Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3            Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.4            Certain Phrases, etc. In this Agreement, (a) the words “including”, “includes” and “include” mean “including (or includes or include), without limitation”, (b) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of” and (c) the words “hereof”, “herein”, “hereunder”, “hereto” and similar expressions to this Agreement as a whole and the words “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article of, Section of, Exhibit to or Schedule to, this Agreement, unless specified otherwise. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from but excluding” and the words “to” and “until” each mean “to and including”.

Section 1.5            Statutory References. Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced.

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ARTICLE 2

PIGGYBACK REGISTRATION RIGHTS

Section 2.1            Piggyback Registration.

(a)            Whenever the Corporation proposes to register or qualify for distribution of any Shares pursuant to a prospectus or registration statement (other than a registration (i) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or directors of the Corporation pursuant to any employee stock plan or other employee benefit arrangement), (ii) pursuant to a Registration Statement on Form F-4 or S-4 (or similar applicable form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) in connection with any dividend or distribution reinvestment or similar plan, or (iv) in respect of which a Registration Statement is used and the form of such Registration Statement may not be used for any registration of Registrable Securities), whether for its own account or for the account of one or more shareholders of the Corporation, the Corporation shall give prompt written notice (in any event no later than five (5) Business Days prior to the filing of such Registration Statement) to the Shareholder of its intention to effect such registration and, subject to Section 2.1(b) and Section 2.1(c), shall include in such registration all Registrable Securities with respect to which the Corporation has received written requests for inclusion from the Shareholder (the “Piggyback Registration”) within five (5) Business Days after the receipt by the Shareholder of the written notice of the Corporation (or such shorter period as may be reasonably requested under the circumstances in connection with an underwritten offering, provided such period is at least 24 hours).

(b)            If a Piggyback Registration is initiated as a primary underwritten offering on behalf of the Corporation and the managing underwriter advises the Corporation and the Shareholder (if the Shareholder has elected to include Registrable Securities in such Piggyback Registration) in writing that in its good faith opinion the number of Registrable Securities proposed to be included in such registration, including all Registrable Securities and all other Shares proposed to be included in such underwritten offering, exceeds the number of Registrable Securities which can be sold in such offering and/or that the number Registrable Securities proposed to be included in any such registration would adversely affect the price per security to be sold in such offering, the Corporation shall (i) use commercially reasonable efforts, subject to the Board’s exercise of its fiduciary duties and the advice of the lead underwriters, to include in such Piggyback Registration a maximum number of Registrable Securities, and (ii) assuming all of the Registrable Securities still cannot be included, include in such registration (A) first, the Registrable Securities that the Corporation proposes to sell; and (B) second, the Registrable Securities requested to be included therein by the Shareholder and any other shareholder(s) having piggyback rights granted by the Corporation requesting such registration, allocated among the Shareholder and such holders in proportion to the number of Shares requested to be included by the Shareholder and such holders; provided, that, if any Registrable Securities requested to be qualified by the Shareholder are not otherwise included in such Piggyback Registration, such Registrable Securities that are not so included shall be included, to the fullest extent possible and in the priority described above, in an over-allotment option which shall be granted to the underwriters in connection with such Piggyback Registration for such amount of Registrable Securities requested to be qualified by the Shareholder that were not otherwise included in such Piggyback Registration.

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(c)            If a Piggyback Registration is initiated as an underwritten offering on behalf of a holder of Shares other than Registrable Securities, and the managing underwriter advises the Corporation in writing that in its good faith opinion the number of Shares proposed to be included in such registration, including all Registrable Securities and all other Shares proposed to be included in such underwritten offering, exceeds the number of Shares which can be sold in such offering and/or that the number of Shares proposed to be included in any such registration would adversely affect the price per Share to be sold in such offering, the Corporation shall include in such registration the Registrable Securities requested to be included therein by the Shareholder and any other shareholder(s) having piggyback rights granted by the Corporation requesting such registration, allocated among the Shareholder and such other shareholders in proportion to the number of Shares requested to be included by the Shareholder and such other shareholders.

(d)            If any Piggyback Registration is initiated as a primary underwritten offering on behalf of the Corporation, the Corporation shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering.

ARTICLE 3

LOCK-UP

Section 3.1            The Shareholder agrees that in connection with any underwritten offering of Shares or other equity securities of the Corporation, and upon the request of the managing underwriter in such offering, during the period commencing up to 15 days prior to the effective date of such registration (which, for greater certainty, in the case of a registration pursuant to a Canadian Prospectus, shall be the date of such Canadian Prospectus) and ending on the date specified by such managing underwriter, acting reasonably and in accordance with industry practices in the circumstances and not to exceed 90 days after the completion of such offering (whether or not securities of the Corporation are out of distribution within the meaning of applicable Canadian Securities Laws), the Shareholder shall not, without the prior written consent of such managing underwriter, (a) transfer or otherwise dispose of (including sales pursuant to Rule 144 or Regulation S), directly or indirectly, any Shares or any securities convertible into, exercisable for or exchangeable for Shares (whether such shares or any such securities are then owned by the holder or are thereafter acquired), or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Shares or such other securities, in cash or otherwise. The foregoing provisions of this Section 3.1 shall not apply to sales of Registrable Securities to be included in such offering pursuant to Section 2.1(a), and shall be applicable to the Shareholder only if any officers and directors of the Corporation or of a Subsidiary of the Corporation and any shareholder owning more than one percent (1%) of the outstanding Shares are subject to the same restrictions. The Shareholder agrees to execute and deliver such other agreements as may be reasonably requested by the Corporation or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto, in each case in accordance with industry practices in the circumstances. Notwithstanding anything to the contrary contained in this Section 3.1, the Shareholder shall be released, pro rata, from any lock-up agreement entered into pursuant to this Section 3.1 in the event and to the extent that the managing underwriter or the Corporation permits any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer, director of the Corporation or of a Subsidiary of the Corporation or holder of greater than one percent (1%) of the outstanding Shares.

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ARTICLE 4

REGISTRATION PROCEDURES

Section 4.1            If and whenever the Shareholder requests that the offer and sale of any Registrable Securities be registered under the Securities Act and/or applicable Canadian Securities Laws pursuant to the provisions of this Agreement, the Corporation shall use its reasonable best efforts to effect the registration of the offer and sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Corporation shall as soon as reasonably practicable and as applicable:

(a)            (i) prepare and file with (or confidentially submit to) the SEC a Registration Statement covering such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to be declared effective; (ii) prepare and file with (or confidentially submit to) the Canadian Securities Authorities in all Canadian Jurisdictions one or more Canadian Preliminary Prospectuses (as necessary) and a Canadian Prospectus in respect of such Registrable Securities and use its reasonable best efforts to secure a receipt or deemed receipt (as necessary) for the Canadian Prospectus and otherwise qualify the distribution of the Registrable Securities in the applicable Canadian Jurisdictions; or (iii) a combination of both (i) and (ii).

(b)            prepare and file and/or deliver, as applicable, within the required time: (i) with the SEC such amendments, post-effective amendments and supplements to a Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period of not less than 90 days, or if earlier, until all of such Registrable Securities have been disposed of and to comply with the provisions of the Securities Act with respect to the disposition of such Registrable Securities in accordance with the intended methods of disposition set forth in such Registration Statement; (ii) with the applicable Canadian Securities Authorities such prospectus amendments, prospectus supplements, marketing materials and other documents as may be necessary to (A) comply with section 25 of the Securities Act (Québec) and/or with the comparable provisions of applicable Canadian Securities Laws and (B) qualify the distribution of the Registrable Securities for as long as is allowed under applicable Canadian Securities Laws following the date of the Canadian Prospectus, or if earlier, until all of such Registrable Securities have been disposed of and to comply with the provisions of applicable Canadian Securities Laws with respect to the disposition of such Registrable Securities in accordance with the intended methods of disposition set forth in the Canadian Prospectus; or (iii) a combination of both (i) and (ii).

(c)            within a reasonable time before filing a Registration Statement, Prospectus, Canadian Preliminary Prospectus, Canadian Prospectus or other documents contemplated in Section 4.1(b) with the SEC or any Canadian Securities Authorities, furnish to the Selling Holder Counsel copies of such documents proposed to be filed, which documents shall be subject to the review, comment and approval of such counsel;

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(d)           notify the Selling Holder, promptly after the Corporation receives notice thereof, of the time when (i) a Registration Statement has been declared effective, (ii) any document contemplated in Section 4.1(a) or Section 4.1(b) has been filed with the SEC or any Canadian Securities Authorities and when, and (iii) any receipt (or deemed receipt) has been issued by any Canadian Securities Authorities;

(e)            furnish to the Selling Holder such number of copies of the Registration Statement, Prospectus (including each preliminary Prospectus and Registration Statement), Canadian Preliminary Prospectus, Canadian Prospectus or any other documents contemplated in Section 4.1(a) or Section 4.1(b) (in each case including exhibits and documents incorporated by reference therein), and of such other documents as the Selling Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Selling Holder;

(f)            (i) notify the Selling Holder, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event that would cause the Prospectus included in a Registration Statement to contain an untrue statement of a material fact or omit any fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and, at the request of any such holder, the Corporation shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus does not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (ii) notify each Selling Holder, at any time when a Canadian Preliminary Prospectus or Canadian Prospectus relating thereto is required to be filed or delivered, of any fact, change or occurrence which would result in a misrepresentation in any such Canadian Preliminary Prospectus or Canadian Prospectus or in any such Canadian Preliminary Prospectus or Canadian Prospectus not complying with Canadian Securities Laws, and at the request of any such holder, the Corporation shall promptly, and in any event within any applicable time limitation, comply to the satisfaction of any such holder, with all applicable amendment, filing, delivery and other requirements under Canadian Securities Laws, as a result of any fact, change or occurrence contemplated under clause (ii) of this Section 4.1(g), including so that, as amended or supplemented, as the case may be, any such Canadian Preliminary Prospectus or Canadian Prospectus does not contain any misrepresentation;

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(g)           make available for inspection by the Selling Holder, any underwriter participating in any disposition pursuant to such registration and any counsel, accountant or other agent retained by any such holder or underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents, properties and material contracts of the Corporation and its Subsidiaries, and cause the Corporation’s officers, directors and employees to (i) supply all information reasonably requested by any such Inspector in connection with such registration and (ii) participate (in addition to the Corporation’s independent certified public accountants) in any due diligence session, in each case, to allow the Inspectors to conduct such due diligence investigations as they may consider necessary or advisable, acting reasonably, to satisfy them that the Registration Statement, Prospectus, Canadian Preliminary Prospectus, Canadian Prospectus or other documents contemplated in Section 4.1(b) does not contain (i) any untrue statement of a material fact or omit to state any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) any misrepresentation, in each case, subject to then current market practices with respect to due diligence sessions;

(h)           provide a transfer agent and registrar (which may be the same entity) for all such Registrable Securities, which shall be the same a transfer agent and registrar as for the Shares, as soon as practicable and in any event not later than the effective date of such registration (which, for greater certainty, in the case of a registration pursuant to a Canadian Prospectus, shall be date of such Canadian Prospectus);

(i)            use its reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which the Shares are then listed;

(j)            in connection with an underwritten offering, enter into such customary agreements (including underwriting, standstill and lock-up agreements in customary form) and take all such other customary actions as the Selling Holder or the managing underwriter of such offering reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including making appropriate officers of the Corporation available to participate in “road shows” and other customary marketing activities (including one-on-one meetings with prospective purchasers of the Registrable Securities));

(k)           (i) use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and the Securities Act or any successor rule thereto; and (ii) use its reasonable best efforts to comply with applicable Canadian Securities Laws, including continuous and timely disclosure obligations under NI 51-102 and NI 43-101 (including with respect to the form and content of the documents to be prepared and filed thereunder);

(l)            notify the Selling Holder promptly of any request by the SEC or any Canadian Securities Authorities for the amending or supplementing of a Registration Statement or Prospectus or of any Canadian Preliminary Prospectus or Canadian Prospectus, or for additional information;

(m)          (i) advise the Selling Holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of (A) any stop order by the SEC suspending the effectiveness of a Registration Statement or the initiation or threatening of any proceeding for such purpose, or (B) any order by one or more Canadian Securities Authorities preventing or suspending the use of any Canadian Preliminary Prospectus or Canadian Prospectus or preventing or suspending the offer, sale or distribution of the Registrable Securities in accordance with their intended method of distribution; and (ii) promptly use its reasonable best efforts to prevent the issuance of any such stop order or order or to obtain its withdrawal at the earliest possible moment if such stop order or order should be issued;

(n)           take no direct or indirect action prohibited by Regulation M under the Exchange Act or by OSC Rule 48-501 – Trading during Distributions, Formal Bids and Share Exchange Transactions or Section 7.7 or the IIROC Universal Market Integrity Rules; provided, that, to the extent that any prohibition is applicable to the Corporation, the Corporation will take all reasonable actions to make any such prohibition inapplicable; and

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(o)           arrange for its interim or quarterly financial statements or reports to be prepared and filed pursuant to the Exchange Act and NI 51-102 to be reviewed by its independent certified public accountants (or chartered professional accountants) prior to such filing for purposes of the incorporation thereof by reference in any Registration Statement, Prospectus, Canadian Preliminary Prospectus and Canadian Prospectus in accordance with the Securities Act and applicable Canadian Securities Laws.

Section 4.2         Canadian Shelf Registration

In the event the Corporation files with the applicable Canadian Securities Authorities and secures the issuance of a receipt (or deemed receipt) for a Canadian Base Shelf Prospectus (and any renewal thereof), the Shareholder shall have the right to request the Corporation to include its Registrable Securities into such Canadian Base Shelf Prospectus. The Corporation shall give prompt written notice (in any event no later than five (5) Business Days prior to the filing of such Canadian Base Shelf Prospectus) to the Shareholder of its intention to effect such a registration shall include in such registration all Registrable Securities with respect to which the Corporation has received written requests for inclusion from the Shareholder within five (5) Business Days after the receipt by the Shareholder of the written notice of the Corporation (or such shorter period as may be reasonably requested under the circumstances in connection with an underwritten offering, provided such period is at least 24 hours).

ARTICLE 5
EXPENSES

Section 5.1         All fees and expenses (other than Selling Expenses) incidental and incurred by the Corporation in complying with its obligations pursuant to this Agreement and in connection with the registration and disposition of Registrable Securities shall be paid by the Corporation, including all (i) registration and filing fees (including any fees relating to filings required to be made with, or the listing of any Registrable Securities on, any securities exchange or over-the-counter trading market on which the Registrable Securities are listed or quoted); (ii) underwriting expenses (other than fees, commissions or discounts); (iii) expenses of any audits or review incident to or required by any such registration and reasonable fees and expenses of the Corporation’s independent certified public accountants and chartered professional accountants of the Corporation (including the expenses of any special opinions, audits and “cold comfort” letters required by or incident to such performance); (iv) fees and expenses of complying with Canadian Securities Laws, the Securities Act, the Exchange Act or with securities and “blue sky” laws (including fees and disbursements of counsel for the Corporation in connection with “blue sky” qualifications or exemptions of the Registrable Securities under the Laws of such jurisdictions as the managing underwriters may designate); (v) printing, copying and telecommunication expenses; (vi) messenger, telephone and delivery expenses; (vii) expenses incurred in connection with any “road show” and marketing activities; (viii) reasonable fees and expenses of the Corporation’s counsel; (ix) any filing fees to the Financial Industry Regulatory Authority, Inc. and the Canadian Securities Authorities, if any; (x) reasonable fees and expenses of the Selling Holder Counsel, including any applicable taxes thereon; (xi) translation costs, if any; (xii) all transfer agents’, depositaries’ and registrars’ fees; and (xiii) any other fees, expenses and/or commissions payable to any underwriter, investment banker, manager or agent, other than Selling Expenses of the Selling Holder. In addition, the Corporation shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including all salaries and expenses of its officers and employees performing legal or accounting duties) and the expense of any annual audits and quarterly review. All Selling Expenses relating to the offer and sale of Registrable Securities pursuant to this Agreement shall be borne and paid by the Selling Holder.

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ARTICLE 6
INDEMNIFICATION

Section 6.1

(a)           The Corporation shall indemnify and hold harmless, to the fullest extent permitted by Law, the Shareholder, its officers, directors, managers, members, partners, shareholders and Affiliates, each underwriter, broker or any other Person acting on behalf of the Shareholder and each other Controlling Person, if any, who Controls any of the foregoing Persons, against all losses, claims, actions, damages, liabilities and expenses, joint or several, to which any of the foregoing Persons may become subject under the Securities Act, applicable Canadian Securities Laws or otherwise, insofar as such losses, claims, actions, damages, liabilities or expenses arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading, (ii) any information or statement contained in any Canadian Preliminary Prospectus, Canadian Prospectus, prospectus amendment, prospectus supplement or marketing materials that contains or is alleged to contain a misrepresentation; (iii) any order made or enquiry, investigation or proceedings commenced or threatened by any Canadian Securities Authority or other competent authority based upon any misrepresentation or alleged misrepresentation contained in any Canadian Preliminary Prospectus, Canadian Prospectus, prospectus amendment, prospectus supplement or marketing materials, preventing or restricting the trading in or the sale or distribution of the Registrable Securities in any jurisdiction; or (iv) the noncompliance or alleged non-compliance by the Corporation with Canadian Securities Laws or any other applicable securities Laws; and shall reimburse such Persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, action, damage or liability, except insofar as the same are caused by or contained in any information furnished in writing to the Corporation by such holder expressly for use therein.

(b)           The Shareholder shall indemnify and hold harmless, to the fullest extent permitted by Law, the Corporation, its officers, directors, managers, members, partners, shareholders and Affiliates, each underwriter, broker or any other Person acting on behalf of the Corporation and each other Controlling Person, if any, who Controls any of the foregoing Persons, against all losses, claims, actions, damages, liabilities and expenses, joint or several, to which any of the foregoing Persons may become subject under the Securities Act, applicable Canadian Securities Laws or otherwise, to the same extent as the indemnity referred to in clause (a) above from the Corporation to the Shareholder, but only to the extent that any such losses arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by the Shareholder; provided, however, that the indemnity agreement contained in this Section 6.1(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Shareholder, which consent shall not be unreasonably withheld; provided further, however, that in no event shall the aggregate amounts payable by the Shareholder by way of indemnity or contribution under this Section 6.1(b) exceed the proceeds from the offering received by the Shareholder (net of any commissions paid by the Shareholder), except in the case of fraud or willful misconduct by the Shareholder.

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(c)           In connection with any registration in which the Shareholder is participating, the Shareholder shall furnish to the Corporation in writing such information as the Corporation reasonably requests for use in connection with any Registration Statement, Prospectus, Canadian Preliminary Prospectus or Canadian Prospectus and, to the extent permitted by Law, shall indemnify and hold harmless the Corporation, each director of the Corporation, each officer of the Corporation who shall sign a Registration Statement, Prospectus, Canadian Preliminary Prospectus or Canadian Prospectus, each underwriter, broker or other Person acting on behalf of the Corporation and the Shareholder and each Controlling Person who Controls any of the foregoing Persons against any losses, claims, actions, damages, liabilities or expenses resulting from (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading, or (ii) any information or statement contained in any Canadian Preliminary Prospectus, Canadian Prospectus, prospectus amendment, prospectus supplement or marketing materials that contains or is alleged to contain a misrepresentation, but only, in each case, to the extent that such untrue statement or omission or misrepresentation is contained in any information relating to the Shareholder so furnished in writing by the Shareholder specifically for use in such (x) Canadian Preliminary Prospectus or Canadian Prospectus, or amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document or other document or report, or (y) Registration Statement, preliminary, final or summary Prospectus, or any amendment or supplement thereto, incorporated document or other such disclosure document or other document; provided, that the obligation to indemnify shall be several (and not joint and several), for each holder and shall not exceed an amount equal to the net proceeds (after underwriting fees, commissions or discounts) actually received by the Shareholder from the sale of Registrable Securities pursuant to such registration. This indemnity shall be in addition to any liability the Selling Holder may otherwise have.

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(d)           Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in this Article 6, such indemnified party shall, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. The failure of any indemnified party to notify an indemnifying party of any such action shall not (unless such failure shall have a material adverse effect on the indemnifying party) relieve the indemnifying party from any liability or obligation to indemnify in respect of such action that it may have to such indemnified party hereunder. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense of the claims in any such action that are subject or potentially subject to indemnification hereunder, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after written notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, that, if (i) any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity provided hereunder, or (ii) such action seeks an injunction or equitable relief against any indemnified party or involves actual or alleged criminal activity, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party without such indemnified party’s prior written consent (but, without such consent, shall have the right to participate therein with counsel of its choice) and such indemnifying party shall reimburse such indemnified party and any Controlling Person of such indemnified party for that portion of the fees and expenses of any counsel retained by the indemnified party which is reasonably related to the matters covered by the indemnity provided hereunder. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it shall not be obligated to pay the fees and expenses of more than one counsel in each relevant jurisdiction for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicting indemnified parties shall have a right to retain one separate counsel in each relevant jurisdiction, chosen a majority of such conflicting indemnified parties, at the expense of the indemnifying party.

(e)            If the indemnification provided for hereunder is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations; provided, that the maximum amount of liability in respect of such contribution shall be limited, in the case of the Shareholder, to an amount equal to the net proceeds (after underwriting fees, commissions or discounts) actually received by the Shareholder from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact or the misrepresentation relates to information supplied by the indemnifying party or by the indemnified party, whether the violation of the Securities Act, applicable Canadian Securities Laws or any other similar federal, provincial or state securities Laws or rule or regulation promulgated thereunder applicable to the Corporation and relating to action or inaction required of the Corporation in connection with any applicable registration or compliance was perpetrated by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method or allocation which does not take account of the equitable considerations referred to herein. No Person guilty or liable of “fraudulent misrepresentation” within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

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ARTICLE 7

PARTICIPATION IN UNDERWRITTEN REGISTRATIONS

Section 7.1         No Person may participate in any registration under this Agreement which is an underwritten offering unless such Person: (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangement approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided, that the Shareholder shall not be required to make any representations or warranties to the Corporation or the underwriters (other than representations and warranties regarding the Shareholder’s ownership of its Shares to be sold in the registration and its intended method of distribution) or to undertake any indemnification obligations to the Corporation or the underwriters with respect thereto, except as otherwise provided in Article 6, mutatis mutandis.

ARTICLE 8

RULE 144 COMPLIANCE; REPORTING

Section 8.1         With a view to making available to the Shareholder the benefits of Rule 144 and any other applicable rule or regulation of the SEC and corresponding provisions under applicable Canadian Securities Laws that may at any time permit the Shareholder to sell securities of the Corporation to the public without registration, the Corporation shall: (a) use reasonable best efforts to make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the Registration Date; (b) use reasonable best efforts to file with the SEC in a timely manner all reports and other documents required of the Corporation under the Securities Act and the Exchange Act, at any time after the Registration Date; (c) furnish to the Shareholder so long as the Shareholder owns Registrable Securities, promptly upon request, a written statement by the Corporation as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Corporation, and such other reports and documents so filed or furnished by the Corporation as the Shareholder may reasonably request in connection with the sale of Registrable Securities without registration; (d) use its reasonable best efforts to comply with applicable Canadian Securities Laws, including continuous and timely disclosure obligations under NI 51-102 and NI 43-101; and (e) furnish to the Shareholder that is an “insider” of the Corporation (within the meaning of applicable Canadian Securities Laws), so long as the Shareholder owns Registrable Securities, promptly upon request, a written statement by the Chief Executive Officer or the Chief Financial Officer of the Corporation, to the best of his or her knowledge and without personal liability, as to the compliance of the Corporation with the applicable Canadian Securities Laws.

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ARTICLE 9
PRESERVATION OF RIGHTS

Section 9.1         The Corporation shall not enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the Shareholder in this Agreement.

ARTICLE 10
MISCELLANEOUS

Section 10.1       Term. This Agreement will be effective as of the date hereof and shall terminate (a) on the date when the Shareholder ceases to beneficially own (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the date of this Agreement) any Registrable Securities, or (b) by written notice at any time by the Shareholder to the Corporation. Article 6 and Article 10 shall survive any termination of this Agreement pursuant to this Section 10.1.

Section 10.2       Authority; Effect. Each Party hereto represents and warrants to and agrees with each other Party that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized on behalf of such Party and do not violate any agreement or other document applicable to such Party or by which its assets are bound.

Section 10.3       Notices. Any notice, consent or other communication required or permitted to be given pursuant to this Agreement (each a “Notice”) shall be in writing and shall be sent electronically, hand delivered or sent by prepaid registered mail, in each case addressed as follows:

(a)	if to the Corporation at:

Nouveau Monde Graphite Inc.

481 rue Brassard

Saint-Michel-des-Saints, Québec

J0K3B0

Attention:	Eric Desaulniers
Email:	[REDACTED – CONTACT INFORMATION.]

and with a copy (which shall not constitute Notice) to:

Norton Rose Fulbright Canada LLP

45 O’Connor Street, Suite 1500

Ottawa, Ontario

K1P 1A4

Attention:	Geoffrey G. Gilbert
E-mail: geoffrey.gilbert@nortonrosefulbright.com

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(b)	if to the Shareholder at:

Mason Resources Inc.

120 Adelaide Street West Suite 1410,

Toronto, Ontario

M5H 1T1

Attention:	Peter Damouni
Email:	[REDACTED – CONTACT INFORMATION.]

and with a copy (which shall not constitute Notice) to:

Davies Ward Phillips & Vineberg LLP

1501 McGill College Avenue, 26th Floor

Montréal, Québec

H3A 3N9

Attention:	Nicolas Morin
Email:	nmorin@dwpv.com

Notice is deemed to be given and received if sent by personal delivery, courier or electronic mail, on the date of delivery or transmission (as the case may be) if it be a Business Day and the delivery or transmission (as the case may be) was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 10.4       Time of the Essence. Time is of the essence in this Agreement in all respects.

Section 10.5       Third Party Beneficiaries. Except as provided in Article 6, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

Section 10.6       Further Assurances. Each of the Parties agrees to execute and deliver such further and other documents, to cause such meetings to be held, resolutions to be passed and articles to be enacted, to exercise their votes, and to influence and perform, and/or cause to be performed, such further and other acts and things, as may be necessary or desirable in order to give full effect to this Agreement and every part hereof.

Section 10.7       Amendments. This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by an authorized signatory of the Party to be bound thereby.

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Section 10.8       Waiver. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver of any provision of this Agreement or of any default, breach or non-compliance under this Agreement will be binding unless executed in writing by the Party to be bound by the waiver, and then only in the specific instance and for the specific purpose for which it has been given. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

Section 10.9       Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

Section 10.10     Successors and Assigns. (a) This Agreement becomes effective only when executed by all of the Parties. After that time, it is binding on and ensures to the benefit of the Parties and their respective successors and permitted assigns, including any successor by way of amalgamation, merger, arrangement or other reorganization.

(b)           Except as otherwise provided in this Agreement, neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, provided, however, that the Shareholder may assign its rights and obligations hereunder to any of its respective Permitted Holder together with a transfer of Shares to such Permitted Holder, provided, furthermore, that such assignee (if not already a party hereto) executes a joinder to this Agreement. For the avoidance of doubt, the transfer by the Shareholder to its respective Permitted Holder shall not relieve any Party or any Permitted Holder from its obligations hereunder.

Section 10.11     Severability. If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 10.12     Governing Law. (a) This Agreement is governed by, and will be interpreted and construed in accordance with, the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

(b)           Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montréal, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

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Section 10.13     Remedies. The Parties hereto shall have all remedies available at law, in equity or otherwise in the event of any breach or threatened breach or violation of this Agreement or any default hereunder by a party. The Parties acknowledge and agree that any breach of this Agreement shall cause the other non-breaching Parties irreparable harm, and that in addition to any other remedies which may be available, each of the Parties hereto will be entitled, without the posting of bond, to specific performance of the obligations of the other Parties hereto and, in addition, to such other equitable or injunctive remedies (including preliminary or temporary relief or injunctions) as may be appropriate in the circumstances.

Section 10.14     Counterparts. This Agreement may be executed electronically in separate counterparts, including counterparts by electronic transmission, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

Section 10.15     Language. The Parties acknowledge that they have requested that this Agreement be drawn up in the English language only. Les parties reconnaissent avoir exigé que cette convention soit rédigée en anglais seulement.

[Signature page follows]

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IN WITNESS WHEREOF the Parties have executed this Agreement.

NOUVEAU MONDE GRAPHITE INC.

By:
	Name:	Eric Desaulniers
	Title:	President and Chief Executive Officer

[Signature Page to Registration Rights Agreement]

MASON RESOURCES INC.

By:
	Name:	Peter Damouni
	Title:	President and Chief Executive Officer

[Signature Page to Registration Rights Agreement]

EXHIBIT C
TO

ASSET PURCHASE AGREEMENT

FORM OF DEED OF TRANSFER

(see attached)

ACTE DE TRANSFERT

DEVANT Me Marjolaine ARÈS, notaire à Montréal, province de Québec, Canada.

COMPARAISSENT:	RESSOURCES MASON INC., une personne morale régie par la Loi canadienne sur les sociétés par actions (Canada), ayant son siège social au 26- 1501 Avenue McGill College, Montréal (Quebec) H3A 3M8, représentée et agissant aux présentes par • , dûment autorisé aux fins des présentes aux termes d’une résolution datée du 20 janvier 2024, laquelle résolution est toujours en vigueur et n’a pas fait l’objet d’une modification ou d’une annulation, dont un extrait certifié conforme demeure annexé à l’original des présentes après avoir été reconnu véritable et signé pour identification par le représentant en présence de la notaire soussignée.

Numéro d’intervenant au Registre des droits miniers, réels et immobiliers tenu par le ministère des Ressources naturelles et des Forêts du Québec (« Gestim ») : 104726

(ci-après, le « Vendeur »)

ET:	NOUVEAU MONDE GRAPHITE INC., une personne morale régie par la Loi canadienne sur les sociétés par actions (Canada), ayant son siège social au 481 rue Brassard, Saint-Michel-des-Saints (Québec) J0K 3B0, représentée et agissant aux présentes par Eric Desaulniers, dûment autorisé aux fins des présentes aux termes d’une résolution datée du 21 janvier 2024, laquelle résolution est toujours en vigueur et n’a pas fait l’objet d’une modification ou d’une annulation, dont un extrait certifié conforme demeure annexé à l’original des présentes après avoir été reconnu véritable et signé pour identification par le représentant en présence de la notaire soussignée.

Numéro d’intervenant au Gestim : 96458

(ci-après, l’« Acheteur »).

(l’Acheteur et le Vendeur étant collectivement appelés les « Parties » et individuellement une « Partie »)

ATTENDU QUE le Vendeur est propriétaire de certains droits miniers accordés en vertu de la Loi sur les mines (Québec) afférents à la propriété du Lac Guéret (ces droits miniers étant ci-après désignés la « Propriété »).

ATTENDU QUE le Vendeur et l’Acheteur ont convenu de conclure le présent acte de transfert afin que le transfert de la Propriété soit publié au Registre foncier (Registre des droits réels d’exploitation de ressources de l’État) et au Registre public des droits miniers, réels et immobiliers.

PAR CONSÉQUENT, LES PARTIES CONVIENNENT DE CE QUI SUIT :

1.	VENTE DE LA PROPRIÉTÉ

Le Vendeur, par les présentes, cède à l’Acheteur, ici présent et acceptant, la Propriété, dont il est titulaire à cent pourcent (100%), laquelle est plus amplement décrite ci-après :

1.1	Bail exclusif d’exploitation de substances minérales de surface numéro mille sept cent soixante et un (BEX 1761) pour lequel aucune fiche immobilière n’existe.

Bail exclusif d’exploitation de substances minérales de surface numéro 1761 consenti aux termes de la Loi sur les mines (Québec), publié le 18 avril 2019 au Registre public des droits miniers, réels et immobiliers sous le numéro BEX 1761, conclu entre le ministère de l’Énergie et des Ressources naturelles et Mason Graphite inc. (aujourd’hui connue sous le nom de Ressources Mason inc.).

Ce bail (BEX 1761), situé dans la région administrative de la Côte-Nord, dans la MRC de Manicouagan, dans la municipalité de Rivière-aux-Outardes, province du Québec, circonscription foncière de Saguenay, est un droit réel d’exploitation de ressources de l’État pour lequel aucune fiche immobilière tenue sous un numéro d’ordre n’a été établie.

Conformément aux dispositions de l’article 3035 du Code civil du Québec, les Parties au présent Acte requièrent de l’Officier de la publicité foncière de la circonscription foncière de Saguenay l’établissement d’une fiche immobilière tenue sous numéro d’ordre au Registre des droits réels d’exploitation de ressources de l’État du bureau de la publicité des droits de la circonscription foncière de Saguenay à l’égard du bail susmentionné (BEX 1761).

1.2	Claims miniers pour lesquels des fiches immobilières existent

Claims miniers consentis aux termes de la Loi sur les mines (Québec), publiés au Registre public des droits miniers, réels et immobiliers sous les numéros indiqués dans le tableau ci-après, Ressources Mason inc. étant le titulaire inscrit de tels claims miniers, dont les droits miniers sont situés dans la région administrative de la Côte-Nord, dans la MRC de Manicouagan, dans la municipalité de Rivière-aux-Outardes, province du Québec, et dont les fiches immobilières correspondantes au Registre des droits réels d’exploitation de ressources de l’État du bureau de la publicité des droits de la circonscription foncière de Saguenay sont indiquées dans la colonne intitulée « No Fiche immobilière tenue sous un numéro d’ordre », chaque claim minier correspondant entièrement à celui ayant justifié l’établissement de la fiche immobilière tenue sous numéro d’ordre qui le concerne :

#	Type de Droit	Numéro du titre miniers	No Fiche immobilière tenue sous un numéro d’ordre
1.	CDC	1037496	97-A-1676
2.	CDC	1037497	97-A-1699
3.	CDC	1037498	97-A-1651
4.	CDC	1037499	97-A-1549
5.	CDC	1037518	97-A-1592
6.	CDC	1037519	97-A-1700
7.	CDC	1037520	97-A-1593
8.	CDC	1037521	97-A-1677

#	Type de Droit	Numéro du titre miniers	No Fiche immobilière tenue sous un numéro d’ordre
9.	CDC	1037522	97-A-1571
10.	CDC	1037523	97-A-1594
11.	CDC	1040764	97-A-1734
12.	CDC	1040765	97-A-1678
13.	CDC	1040766	97-A-1572
14.	CDC	1040767	97-A-1652
15.	CDC	1040768	97-A-1701
16.	CDC	1040769	97-A-1679
17.	CDC	1040770	97-A-1680
18.	CDC	1040771	97-A-1702
19.	CDC	1040948	97-A-1550
20.	CDC	1040949	97-A-1619
21.	CDC	1040950	97-A-1681
22.	CDC	1040951	97-A-1551
23.	CDC	1040952	97-A-1620
24.	CDC	1040953	97-A-1621
25.	CDC	1040956	97-A-1703
26.	CDC	1040957	97-A-1574
27.	CDC	1040958	97-A-1622
28.	CDC	1040959	97-A-1682
29.	CDC	1040960	97-A-1654
30.	CDC	1040965	97-A-1704
31.	CDC	1040970	97-A-1595
32.	CDC	1040971	97-A-1552
33.	CDC	1040972	97-A-1623

#	Type de Droit	Numéro du titre miniers	No Fiche immobilière tenue sous un numéro d’ordre
34.	CDC	1040973	97-A-1735
35.	CDC	1040974	97-A-1683
36.	CDC	1040975	97-A-1684
37.	CDC	1040992	97-A-1655
38.	CDC	1040993	97-A-1736
39.	CDC	1041003	97-A-1685
40.	CDC	1041007	97-A-1597
41.	CDC	1041008	97-A-1598
42.	CDC	1041009	97-A-1553
43.	CDC	1041010	97-A-1554
44.	CDC	1041011	97-A-1624
45.	CDC	1041012	97-A-1656
46.	CDC	1041013	97-A-1708
47.	CDC	1041014	97-A-1686
48.	CDC	1041015	97-A-1709
49.	CDC	1041016	97-A-1577
50.	CDC	1049515	97-A-1740
51.	CDC	1049520	97-A-1559
52.	CDC	1049521	97-A-1713
53.	CDC	1049522	97-A-1601
54.	CDC	1049527	97-A-1602
55.	CDC	1049528	97-A-1744
56.	CDC	1049529	97-A-1628
57.	CDC	1049530	97-A-1603
58.	CDC	1049531	97-A-1688

#	Type de Droit	Numéro du titre miniers	No Fiche immobilière tenue sous un numéro d’ordre
59.	CDC	1105005	97-A-1630
60.	CDC	1105006	97-A-1716
61.	CDC	1105015	97-A-1605
62.	CDC	1105016	97-A-1752
63.	CDC	1105017	97-A-1690
64.	CDC	1105018	97-A-1580
65.	CDC	1105019	97-A-1632
66.	CDC	1105021	97-A-1606
67.	CDC	1105022	97-A-1663
68.	CDC	1105023	97-A-1581
69.	CDC	1105024	97-A-1582
70.	CDC	1105025	97-A-1753
71.	CDC	1106112	97-A-1584
72.	CDC	1118348	97-A-1668
73.	CDC	1118449	97-A-1696
74.	CDC	1118548	97-A-1612

2.	AVANT-CONTRAT

La présente vente est faite en exécution de la convention d’achat d’actifs (asset purchase agreement) conclue par les Parties le 21 janvier 2024 (la « Convention »). Les Parties réitèrent, par les présentes, toutes les modalités et conditions de la Convention et confirment les ententes qui y sont contenues, mais non reproduites aux présentes, lesquels continuent de s’appliquer, sans modification. En cas de conflit entre les dispositions du présent acte et les dispositions de la Convention, ces dernières auront préséance.

3.	DÉCLARATIONS DU VENDEUR

Le Vendeur déclare et garantit à l’Acheteur et en faveur de celui-ci qu’il n’est pas un non-résident au sens de la Loi de l’impôt sur le revenu (Canada) de la Loi sur les impôts (Québec).

4.	POSSESSION

L’Acheteur devient titulaire de la Propriété avec possession à compter de la date des présentes.

5.	PRIX

La présente vente est faite pour et en contrepartie en faveur du Vendeur d’une somme de dix-huit millions six cent vingt-quatre mille six cent vingt-neuf dollars (18 624 629 $) payable par l’émission de 6 208 210 actions du capital-actions émis et payé de l’Acheteur.

6.	CONDITIONS

L’Acheteur s’engage et s’oblige à payer toutes les cotisations et tous les tarifs, généraux et spéciaux, déjà imposés ou qui pourraient l’être dans l’avenir à l’égard de la Propriété, à compter de la date des présentes, ainsi que tous les versements futurs de toutes les cotisations dont le paiement est réparti sur plusieurs années.

7.	RENONCIATION

Bien que les Parties considèrent cet acte comme une vente et non comme un échange, elles renoncent néanmoins, afin de dissiper toute incertitude, à leur droit respectif de récupérer les biens qu'elles ont chacun cédé, en vertu des présentes, en cas d'éviction des biens reçus ci-après par chacun d'eux, et renoncent conséquemment aux dispositions des articles 1795 et suivants du Code civil du Québec.

8.	RÉPARTITIONS

Le Vendeur et l’Acheteur déclarent que toutes les répartitions relativement à la présente vente ont été effectuées à leur satisfaction conformément aux dispositions de la Convention.

9.	DROIT APPLICABLE

Le présent acte est régi par les lois de la province de Québec.

10.	DISPOSITIONS AUX FINS DE LA TPS ET DE LA TVQ

Les Parties conviennent que la vente de la Propriété est visée par le paragraphe 162(2) de la Loi sur la taxe d’accise (Canada) et l’article 40 de la Loi sur la taxe de vente (Québec), et qu’en conséquence, aucun montant de TPS et TVQ n’est payable par l’Acheteur à l’égard du transfert de la Propriété.

L’Acheteur s’engage à indemniser le Vendeur et le dégager de toute responsabilité à l’égard de tous montants de TPS et de TVQ payables, le cas échéant, dans l’éventualité où le transfert de la Propriété serait considéré comme étant assujetti à la TPS et TVQ. Pour plus de certitude, l'Acheteur versera au Vendeur tous montants de TPS et de TVQ payables, le cas échéant, à l’égard du transfert de la Propriété.

11.	MENTIONS EXIGÉES EN VERTU DE L'ARTICLE 9 DE LA LOI CONCERNANT LES DROITS SUR LES MUTATIONS IMMOBILIÈRES (L.R.Q., C. D-15.1)

Le Vendeur, ci-après nommé le « Cédant » et l’Acheteur, ci-après nommé le « Cessionnaire », aux fins de se conformer à la loi précitée, déclarent ce qui suit :

11.1	les noms et adresses du Cédant et du Cessionnaire sont tels que mentionnés dans la comparution du présent acte;

11.2	la Propriété (bail exclusif d’exploitation de substances minérales de surface et les claims miniers) transférée est située dans la municipalité de Rivière-aux-Outardes, province de Québec;

11.3	les Parties établissent la valeur de la contrepartie pour le transfert de la Propriété à DIX-HUIT MILLIONS SIX CENT VINGT-QUATRE MILLE SIX CENT VINGT- NEUF DOLLARS (18 624 629 $);

11.4	les Parties établissent la base d’imposition pour le calcul du droit de mutation à la somme de • DOLLARS (• $);

11.5	le montant du droit de mutation s’élève à • DOLLARS (• $);

11.6	il y a exonération du paiement du droit de mutation en vertu du paragraphe 17(e) de la loi précitée, la Propriété transférée étant visée à l’article 8 de la Loi sur les mines (Québec);

11.7	il n’y a pas transfert à la fois d’un immeuble corporel et de meubles visés à l’article 1.0.1 de la loi.

[Signatures sur la page suivante]

DONT ACTE à Montréal, le (•) deux mille vingt-quatre (2024), sous le numéro (•) des minutes de la notaire soussignée.

Les Parties déclarent à la notaire avoir pris connaissance de ce présent acte et avoir exempté la notaire d’en donner lecture, et accepter l’utilisation de procédés technologiques pour clore le présent acte, puis signent comme suit :

Devant la notaire soussignée, à distance :

RESSOURCES MASON INC.

Par :
•, •

Devant la notaire soussignée, à distance :

NOUVEAU MONDE GRAPHITE INC.

Par :
Eric Desaulniers, Président et Chef de la direction

Marjolaine ARÈS, notaire

EXHIBIT D
TO

ASSET PURCHASE AGREEMENT

FORM OF SUPPORT LETTER

(see attached)

SUPPORT LETTER

{{closingdate}}, 2024

Mason Resources Inc.

120 Adelaide Street West, Suite 1410,

Toronto, Ontario M5H 1T1

Acquisition of the Lac Guéret Property

Dear Sirs and Mesdames:

We refer to that certain asset purchase agreement dated January 21, 2024 (the “Asset Purchase Agreement”) between the undersigned and Mason Resources Inc. (the “Company”), pursuant to which, among other things, (i) the undersigned has agreed to purchase from the Company, and the Company has agreed to sell to the undersigned, among other things, the Lac Guéret Property (as such term is defined in the Asset Purchase Agreement), on the terms and subject to the conditions set out therein (collectively, the “Transaction”), and (ii) the parties have agreed to terminate the option and joint venture agreement dated July 20, 2022 entered into between the parties.

We wish to set out in this letter agreement (this “Letter Agreement”) our agreement to supplement the terms and conditions of the Asset Purchase Agreement.

Therefore, in consideration of the parties completing the Transaction, the covenants and agreements contained in this Letter Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged and confirmed), the parties agree as follows:

1.            Definition. Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Asset Purchase Agreement.

2.            Covenant to Support the Company’s Director Nominees. For so long as (i) the undersigned holds or exercises control or direction over, directly or indirectly, securities of the Company and (ii) the Lac Guéret Property is being owned, developed or operated by, or on behalf of, the undersigned, the undersigned hereby undertakes to exercise all of its voting rights attached to such securities in support of any nominee for election to the board of directors of the Company to be recommended by the management and the board of directors of the Company at any annual or special meeting of the shareholders of the Company. However, the obligations of the undersigned pursuant to this Letter Agreement shall automatically cease and terminate upon the end of the Commercial Production of the Lac Guéret Property.

3.            Amendments and Waivers. No amendment or waiver of any provision of this Letter Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Letter Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Letter Agreement constitute a continuing waiver unless otherwise expressly provided.

4.            Governing Law. This Letter Agreement shall be governed by and interpreted in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

5.            Binding Agreement. This Letter Agreement constitutes a valid and binding agreement of the parties, enforceable against each party in accordance with applicable law. If any provision of this Letter Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. This Letter Agreement supplements the Asset Purchase Agreement and in the event of any conflict between the provisions of this Letter Agreement and the Asset Purchase Agreement, this Letter Agreement shall govern.

6.            Third-Party Beneficiaries. The director nominees of the Company are third-party beneficiaries to this Letter Agreement and are entitled to the rights and benefits hereunder and may enforce the provisions hereof as if they were a party hereto.

7.            Counterparts. This Letter Agreement may (i) be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and (ii) be delivered in portable document format (PDF) by electronic mail, each of which shall be deemed to be an original for all purposes hereunder.

(The remainder of this page is intentionally left blank; signature page follows.)

Yours truly,

NOUVEAU MONDE GRAPHITE INC.

by:
Name: Eric Desaulniers
Title: President and Chief Executive Officer

Acknowledged and agreed as of the date first written above.

MASON RESOURCES INC.

by:
Name: Peter Damouni
Title: President and Chief Executive Officer

[Signature Page – Support Letter]

EXHIBIT E
TO

ASSET PURCHASE AGREEMENT

TERMINATION AGREEMENT

(see attached)

THIS TERMINATION OF THE OPTION AND JOINT VENTURE AGREEMENT (the “Agreement”) is dated as of {{closingdate}}.

BETWEEN:

NOUVEAU MONDE GRAPHITE INC., a corporation amalgamated pursuant to the Canada Business Corporations Act, with its registered office at 481 Brassard Street, Saint-Michel-des-Saints, Québec, J0K 3B0.

(“Nouveau Monde”)

AND:

MASON RESOURCES INC., a corporation continued pursuant to the Canada Business Corporations Act, with its principal place of business at 120 Adelaide Street West Suite 1410, Toronto, Ontario M5H 1T1.

(“Mason”)

WHEREAS:

A.	Mason and Nouveau Monde entered into an option and joint venture agreement dated as of July 20, 2022 (the “OJVA”);

B.	Pursuant to the OJVA, Mason agreed to grant to Nouveau Monde an exclusive, irrevocable and non-assignable option to acquire a fifty-one percent (51%) Interest in the Property and the Assets and the parties agreed to form a Joint Venture upon the exercise or deemed exercise of the Option, for the purposes of, inter alia, conducting Operations in respect of the Property;

C.	On January 21, 2024, Mason entered into an asset purchase agreement (the “APA”) with Nouveau Monde with regards to the sale of, inter alia, the Property, as more fully set forth in the APA (the “Transaction”); and

D.	On the date hereof, in accordance with the APA and concurrently with the closing of the Transaction, the Parties wish to mutually terminate the OJVA pursuant to section 18.2 of the OJVA.

NOW, THEREFORE, in consideration of the covenants, representations and warranties and mutual agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereby agree as follows:

1.             INTERPRETATION

For the purposes of this Agreement, except as otherwise expressly provided herein:

(a)	all capitalised term not defined herein shall have the meaning given to such term in the OJVA;

(b)	the words “herein”, “hereof”, “hereto”, “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection or Schedule;

1

(c)	the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender and where applicable to a body corporate;

(d)	the word “or” is not exclusive and the words “include”, “includes” and “including” are not limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import are used with reference thereto);

(e)	the division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof; and

(f)	any reference to a corporate entity includes, and is also a reference to, any corporate entity that is a successor to such entity.

2.	TERMINATION

2.1	Termination

The Parties hereby terminate the OJVA with effect as of the date hereof in accordance with Section 18.2 of the OJVA; provided that, such provisions of the OJVA which, by their express terms or otherwise, are intended to survive the termination of the OJVA, shall continue to apply in accordance with their terms under the OJVA and the accessory provisions of the OJVA necessary for such provisions shall remain in force, but only for matters related to such provisions.

3.	GENERAL

3.1	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein, without regard to any conflict of laws or choice of laws principle that would permit or require the application of the laws of any other jurisdiction.

3.2	Further Assurances

The Parties shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

3.3	Counterparts

This Agreement may be executed electronically and in any number of counterparts and by the different Parties hereto on separate counterparts and may be delivered by regular post, courier or electronic mail, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.

3.4	Entire Agreement

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement, constitute the entire understanding of the Parties with respect to the subject matter of same and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral, express or implied, statutory or otherwise, except as otherwise set forth in the Asset Purchase Agreement.

2

3.5	Assignment, Successors, etc.

Except as expressly set forth in this Agreement, this Agreement or any of the rights or obligations under this Agreement may not be assigned or otherwise transferred, directly or indirectly, by any party without the prior written consent of the other party and any purported assignment or other transfer without such written consent is null and void and of no effect. This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors and assigns to the extent permitted under this section.

3.6	Interpretation

In the event that a court of competent jurisdiction determines that any term, part, or provision of this Agreement is unenforceable, illegal, or in conflict with any Applicable Laws to which this Agreement is subject, the Parties intend that the court reform that term, part, or provision within the limits permissible under the law in such manner as to approximate most closely the intent of the Parties; provided, that, if the court cannot make such reformation, then that term, part, or provision shall be considered severed from this Agreement. The remaining portions of this Agreement shall not be affected, and this Agreement shall be construed and enforced as if it did not contain that term, part, or provision.

3.7	Severability

If any provision of this Agreement is void, illegal or unenforceable, it may be severed without affecting the enforceability of the other provisions in this Agreement.

3.8	Amendment

No amendment, modification or waiver of any provision of this Agreement or consent to any departure by any Party from any provision of this Agreement shall in any event be effective unless it is confirmed in writing by the other Party and then the amendment, modification, waiver or consent shall be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

3.9	Language

This Agreement has been drawn up in the English language at the express request of the Parties.

Cette convention a été rédigée en langue anglaise à la demande expresse des parties.

[INTENTIONALLY LEFT BLANK]

3

IN WITNESS WHEREOF, the Parties hereto have executed this termination of the OJVA as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

By:
Name: Eric Desaulniers
Title: President and Chief Executive Officer

MASON RESOURCES INC.

By:
Name: Peter Damouni
Title: President and Chief Executive Officer

[Signature Page – Termination of the Option and Joint Venture Agreement]